

SUZANO
PETROQUÍMICA



October 21, 2005
Our ref.:027/05

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549



05012409

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the Quarterly Financial Statements for the quarter ended June 30, 2005 and Independent Accountants' Review Report.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.
○ ESCRITÓRIO SP: Av. Dr. Chucri Zaidan, 80 - 10 e 11° andares - Vila Cordeiro - CEP 04583-110 - São Paulo - SP
○ ESCRITÓRIO RJ: Av. Rio Branco, 138 - 13° andar - Cond. Edif. Bozano Simonsen - CEP 20040-002 - Centro - RJ
○ UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
○ UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA
○ UNIDADE DUQUE: Rua Marumbi, 1400 - Campos Elíseos - CEP 24221-000 - Duque de Caxias - RJ

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended June 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes



Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended June 30, 2005, whose investment represents R$405,853 thousand (40.2% of the Company's assets), whose assets represent 45.5% of total consolidated assets, and generated an equity pickup loss of R$974 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, originated from the financial statements of this jointly-controlled subsidiary, is based on the report of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended June 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the statements of income for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, and issued unqualified review reports thereon, dated May 2, 2005 and August 4, 2004, respectively.

São Paulo, August 3, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE		
35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)				2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor				Pinheiros
3-ZIP CODE	4-CITY			5-STATE
01452-919	São Paulo			SP
6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9066	-	
11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3813-5563	3037-9076		
15-E-MAIL				
joaonbatista@suzano.com.br				

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME				
João Pinheiro Nogueira Batista				
2-COMPLETE ADDRESS (Street, number, etc.)				3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor				Pinheiros
4-ZIP CODE	5-CITY			6- STATE
01452-919	São Paulo			SP
7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	
12-AREA CODE	13-FAX	14-FAX	15-FAX	
011	3813-5563	3037-9076	-	
16-E-Mail				
joaonbatista@suzano.com.br				

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2005	12/31/2005	2nd	04/01/2005	06/30/2005	4th	01/01/2005	03/31/2005
9- AUDITOR NAME					10 -CVM CODE		
Deloitte Touche Tohmatsu Auditores Independentes					00385-9		
11 - NAME OF THE ENGAGEMENT PARTNER					12 - FEDERAL TAXPAYERS' CODE		
João Eugenio Leitão Filho					860.061.428-72		

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousands)	1-CURRENT QUARTER 06/30/2005	2-PRIOR QUARTER 03/31/2005	3-SAME QUARTER OF LAST YEAR - 06/30/2004
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	129,320	129,320	123,820
TOTAL	226,695	226,695	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY´S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION Total
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/20/2005	Dividends	05/31/2005	ON	0.12400
02	EOGSM	04/20/2005	Dividends	05/31/2005	PN	0.12400

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAID-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF CHANGE	3-CAPITAL STOCK (In R$ THOUSANDS)	4-AMOUNT OF CHANGE (In R$ THOUSANDS)	5-ORIGIN OF CHANGE	6-QUANTITY OF SHARES ISSUED	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
08/17/2005	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
1	TOTAL ASSETS	1,009,630	1,022,909
1.01	CURRENT ASSETS	24,712	22,728
1.01.01	CASH AND CASH EQUIVALENTS	21,012	17,710
1.01.01.01	CASH AND BANK ACCOUNTS	73	48
1.01.01.02	TEMPORARY CASH INVESTIMENTS	20,939	17,662
1.01.02	CREDITS	3,654	4,930
1.01.02.01	RECOVERABLE TAXES	3,113	3,442
1.01.02.02	DEFERRED INCOME TAXES	228	694
1.01.02.03	OTHER CREDITS	313	794
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	46	88
1.01.04.01	PREPAID EXPENSES	46	88
1.02	NONCURRENT ASSETS	10,719	10,689
1.02.01	MISCELLANEOUS CREDITS	248	218
1.02.01.01	DEFERRED INCOME TAXES	248	218
1.02.02	LOANS DUE FROM RELATED PARTIES	10,471	10,471
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	10,471	10,471
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	974,199	989,492
1.03.01	INVESTMENTS	973,340	988,738
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	968,999	984,230
1.03.01.02.01	SUZANO QUÍMICA LTDA.	798,546	807,305
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	170,453	176,925
1.03.01.03	OTHER INVESTMENTS	4,341	4,508
1.03.01.03.01	UNAMORTIZED GOODWILL	4,341	4,508
1.03.02	PROPERTY AND EQUIPMENT	859	754
1.03.02.01	OTHER ASSETS	859	754
1.03.03	DEFERRED CHARGES	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
2	TOTAL LIABILITIES	1,009,630	1,022,909
2.01	CURRENT LIABILITIES	8,627	36,439
2.01.01	LOANS	6,510	6,307
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	83	475
2.01.04.01	TAXES PAYABLE	83	475
2.01.05	DIVIDENDS PAYABLE	39	28,132
2.01.06	PROVISIONS	669	524
2.01.06.01	BONUS PROVISION	669	524
2.01.07	DEBT WITH RELATED COMPANIES	302	285
2.01.08	OTHER	1,024	716
2.01.08.01	SALARIES AND PAYROLL TAXES	943	684
2.01.08.02	ACCOUNTS PAYABLE	81	32
2.02	LONG TERM LIABILITIES	3,881	3,766
2.02.01	LOANS	3,152	3,127
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	729	639
2.02.03.01	OTHER	729	639
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	997,122	982,704
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVES	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	41,460	27,042

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING REVENUES (EXPENSES)	14,853	41,746	25,694	45,146
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4,287)	(8,708)	(3,382)	(7,409)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(4,287)	(8,708)	(3,382)	(7,409)
3.06.03	FINANCIAL	906	1,604	(64)	(181)
3.06.03.01	INTEREST INCOME	1,372	2,402	297	584
3.06.03.02	INTEREST EXPENSE	(466)	(798)	(361)	(765)
3.06.04	OTHER OPERATING INCOME	132	132	0	0
3.06.05	OTHER OPERATING EXPENSES	(167)	(334)	(167)	(334)
3.06.05.01	GOODWILL AMORTIZATION	(167)	(334)	(167)	(334)
3.06.06	EQUITY PICK UP FROM INVESTEES	18,269	49,052	29,307	53,070
3.07	OPERATING INCOME	14,853	41,746	25,694	45,146
3.08	NON OPERATING INCOME	0	5	(10)	(10)
3.08.01	INCOME	0	5	0	0
3.08.02	EXPENSES	0	0	(10)	(10)
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	14,853	41,751	25,684	45,136
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	(435)	(291)	193	193
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	14,418	41,460	25,877	45,329
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0,06360	0,18289	0,11699	0,20493
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.

Politeno Indústria e Comércio S.A.

Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

Petroflex Indústria e Comércio S.A.

Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A.

Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the last quarter of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming mainly at the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and normative ruling from Brazilian Securities Exchange Commission (CVM).

For comparability purposes, certain data for the period ended June 30, 2004 have been reclassified, to conform to current financial statements.

3 - SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

4 - CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes the Company and its direct and indirect subsidiaries and the jointly-controlled subsidiaries, which were consolidated proportionally, as follows:

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.38%	98.11%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do Nordeste S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	89.06%	86.59%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.89%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

The consolidation procedures applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

The reconciliation of net income for the six-month period ended June 30, 2004 of the Company and the consolidated net income is as follows:

Consolidated financial statements	45,278
Adjustments in subsidiaries shareholders' equity	51
Company's individual financial information	45,329

5 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	06/30/05	03/31/05
Domestic	211,792	200,186
Overseas	68,576	66,678
Discounted notes	(121,638)	(45,906)
Allowance for doubtful accounts	(8,899)	(18,075)
	149,831	202,883

Accounts receivable are stated net of vendor operations, totaling R$ 80,203 as of June 30, 2005 (R$70,192 as of March 31, 2005). See note 19.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

RECEIVABLES' AGING SUMMARY	06/30/05	03/31/05
Current receivables:		
01 to 30 days	116,322	164,401
31 to 60 days	80,206	71,213
61 to 90 days	32,015	31,920
91 to 360 days	14,457	9,877
More 360 days	6,193	4,827
	249,193	282,238
Past-due receivables:		
01 to 30 days	7,505	9,354
31 to 60 days	2,125	6,957
61 to 90 days	1,632	4,991
91 to 360 days	11,310	8,893
More 360 days	8,603	16,475
	31,175	46,670
Discounted notes	(121,638)	(107,950)
Allowance for doubtful accounts	(8,899)	(18,075)
Total	149,831	202,883

Criteria for recognition of allowance for doubtful accounts:

Jointly-controlled subsidiaries provide for doubtful accounts based on analysis of historical losses, evaluation of doubtful account balances, specific portfolio risks, past experience and ongoing negotiations.

6 - INVENTORIES - CONSOLIDATED

	06/30/05	03/31/05
Finished goods	121,544	108,440
Work in process	1,234	674
Raw material	45,669	37,102
Auxiliary and maintenance materials and other	14,696	14,501
	183,143	160,717

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

7 - RECOVERABLE TAXES - CONSOLIDATED

	06/30/05	03/31/05
Income tax and social contribution	5,446	5,071
Recoverable ICMS (net of provision for losses)	132,780	122,297
Other taxes	8,979	4,979
	147,205	132,347
Current portion	32,412	35,329
Noncurrent portion	114,793	97,018

From the total balance of recoverable ICMS as of June 30, 2005:

a) R$38,685 (R$38,704 as of March 31, 2005) relates to Politeno. The management of this jointly-controlled subsidiary is making efforts to collect these credits, as well as has adopted measures aimed at reducing the future generation of credits. In addition, the alienation of a portion of these credits to third parties was already formalized, pending of approval of the subject transfers by the Finance Agency of the State of Bahia. During the semester, Politeno received authorization by the Finance Agency of the State of Bahia to trade R$5,064 (R$2,032 for the first quarter of 2005), which were negotiated during the quarter.

In the case of Politeno, negotiations have been conducted with the Finance Agency aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast program and the use of credits to pay for the indirect importation of petrochemical naphtha.

b) From the total balance of recoverable ICMS as of June 30, 2005, R$48,661 (R$46,884 as of March 31, 2005) relate to Rio Polímeros, amount reflecting the long-term obligation, based on Decree Law # 25,665/99, from the importation of equipment and spare parts for the plant.

c) From the total balance of recoverable ICMS as of June 30, 2005, R$42,200 (R$33,626 as of March 31, 2005) relate to Polibrasil, which is adopting certain measures to collect these credits demonstrated as follows:

- Deferral of ICMS on internal operations and imports of supplies, machinery, equipment, parts and accessories of fixed assets for the plant located at Duque de Caxias - RJ;
- In the Camaçari plant, the deferral of ICMS on purchase of foreign purchases and exemption of ICMS on imported equipment;
- In addition, management is awaiting approval for the negotiation of accumulated credits (approximately R$7 million) with suppliers. For these cases, an allowance for losses in the amount of R$2,046 was recognized, reflecting the discount experience occurred to date.

The management of the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the subject carrying amount to the likely recoverable value.

8 - INCOME AND SOCIAL CONTRIBUTION TAXES - CONSOLIDATED

a) Deferred taxes

Tax credits recognized by jointly-controlled subsidiaries over temporary differences and tax losses, as follows:

	06/30/05					
	Rio Polímeros	Petroflex	Polibrasil Participações	Politeno	Suzano Petroquímica	Total
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	228	228
	-	35	2,436	-	228	2,699
Noncurrent portion						
Tax losses	581	-	715	-	-	1,296
Temporary differences	-	9,257	4,592	2,544	248	16,641
	581	9,257	5,307	2,544	248	17,937
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	694	694
	-	35	2,436	-	694	3,165
Noncurrent portion						
Tax losses	358	-	741	-	-	1,099
Temporary differences	-	8,437	8,275	2,155	218	19,085
	358	8,437	9,016	2,155	218	20,184

The companies recognized deferred income taxes on tax losses from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30% of yearly taxable income. The companies expect to recover these tax credits as follows:

- Rio Polímeros S.A. - to 2006;
- Petroflex Indústria e Comércio S.A. - to 2009;
- Polibrasil Participações S.A. - to 2009;
- Politeno Indústria e Comércio S.A. - to 2009.

b) Reconciliation

	Consolidated	
	06/30/05	06/30/04
Income before taxes on income	56,533	58,428
Tax losses of subsidiaries which have not recognized tax credits	7,961	8,591
	64,494	67,019
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(21,928)	(22,786)
Exchange variation on investments in foreign subsidiaries	(1,350)	3,368
Tax incentives	8,454	5,103
Amortized goodwill	(427)	(427)
Tax losses	203	1,648
Effects from other permanent additions (exclusions)	236	253
Total charge to income	(14,812)	(12,841)
Income and social contribution taxes - current	(10,897)	(12,734)
Income and social contribution taxes - deferred	(3,915)	(107)
	(14,812)	(12,841)

9 - INVESTMENTS

	Consolidated		Company	
	06/30/05	03/31/05	06/30/05	03/31/05
Subsidiaries	-	-	968,999	984,230
Unamortized goodwill (*)	-	-	4,341	4,508
Other investments carried at cost				
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - Norquisa (a)	63,445	63,427	-	-
Provision for losses	(33,262)	(33,364)	-	-
Other	7,198	7,307	-	-
	70,766	70,755	973,340	988,738

(*) The consolidated financial statements reflect goodwill under deferred charges. See note 11.

The subsidiaries' quarterly financial information as of June 30, 2005 and the financial statements as of March 31, 2005 were reviewed by independent auditors.

(a) The subsidiary Polipropileno Participações S.A. and the jointly-controlled subsidiary Politeno Indústria e Comercio S.A. own 10.93% e 11.11%, respectively, of the capital stock of Nordeste Química S.A. - NORQUISA. These investments are carried at cost, which reflect the equity method based on the financial statements of NORQUISA as of May 31, 2002, when the joint control by Polipropileno e Politeno became ineffective because of the statutory restructuring of Braskem S.A. During 2002, a provision for a permanent loss in these investments was recorded.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Unamortized negative goodwill has been recorded as deferred income in the consolidated financial statements, being originated from the following subsidiaries:

Direct Owner	Subsidiary	Negative goodwill
Suzano Química Ltda.	Petroflex Industria e Comércio S.A.	17,593
Suzano Química Ltda.	Polipropileno Participações S.A.	2,859
Polibrasil Participações S.A.	Polipropileno S.A.	10,871
Polipropileno S.A.	Polibrasil Resinas S.A.	1,711
		33,034

Investment data and summary of activity of direct subsidiaries' investment accounts:

	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
Subsidiaries			
a) % Share Ownership			
June 30, 2005 and March 31, 2005			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries			
June 30, 2005			
Capital stock	663,116	144,376	
Adjusted shareholders' equity	798,546	170,453	
Adjusted results for the period	7,962	21,090	
c) Investment activity			
Balance -- December 31, 2003	678,845	152,430	831,275
Distributed profits	(5,000)	(33,300)	(38,300)
Purchase and subscription of shares	32,525	-	32,525
Equity pickup	83,514	44,433	127,947
Balance -- December 31, 2004	789,884	163,563	953,447
Distributed profits	(19,300)	(14,200)	(33,500)
Equity pickup	27,962	21,090	49,052
Balance -- June 30, 2005	798,546	170,453	968,999

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Polibrasil Participações S.A.	Suzanopar Petroquímica Ltd.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a) % Share Ownership June 30, 2005 and March 31, 2005						
Voting capital	33.33%	50.00%	100.00%	20.14%	89.06%	35.00%
Total capital	33.33%	50.00%	100.00%	20.12%	86.59%	33.89%
b) Information on subsidiaries June 30, 2005						
Capital stock	1,220,318	275,080	20,490	161,880	66,344	359,868
Adjusted shareholders' equity	1,217,558	497,162	33,595	337,787	22,445	492,926
Adjusted results for the period	(2,922)	30,063	665	68,864	(285)	45,019
c) Investment activity						
Balance -- December 31, 2003	298,008	206,337	165,675	41,274	19,522	140,019
Subscription of shares	74,746	-	-	-	-	-
Purchase of shares	-	-	-	-	392	-
Capital reduction (2)	-	-	(81,558)	-	-	-
Goodwill	-	-	-	-	295	-
Interest on Capital	-	-	-	(3,143)	-	-
Dividends	-	(1,715)	-	(7,134)	-	(38,049)
Equity pickup	424	68,061	(2,888)	20,370	(527)	45,074
Balance -- December 31, 2004	373,178	272,683	81,229	51,367	19,682	147,044
Subscription of shares	33,649	-	-	-	-	-
Capital reduction (2)	-	-	(44,327)	-	-	-
Dividends	-	(39,133)	-	-	-	-
Equity pickup	(974)	15,031	(3,307)	16,593	(247)	21,466
Balance - June 30, 2005	405,853	248,581	33,595	67,960	19,435	168,510
Last stock price at São Paulo Stock Exchange - BOVESPA					(3)	
06/23/05 - PNA	-	-	-	-	-	18.41
06/30/05 - PNB	-	-	-	-	-	5.50
05/20/05 - ON	-	-	-	19,600.00	-	-
06/30/05 - PNA	-	-	-	17,500.00	-	-

(1) Pre-operating stage enterprise - according to the investment project, Suzano Química Ltda. will be required to subscribe additional capital funds amounting to approximately US$20.9 million up to the completion of the project.

(2) For purposes of transfer of funds to Rio Polímeros S.A.

(3) There is no recent market price for the stock of this subsidiary.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Related Parties

Consolidated	06/30/05		03/31/05	
	Liabilities		Liabilities	
	Current	Noncurrent	Current	Noncurrent
	Accounts payable	Accounts payable	Accounts payable	Accounts payable
For transactions of the Company with non-consolidated related parties	302	-	285	-
For transactions of Suzano Química Ltda. with non--consolidated related parties	21	-	33	-
Related parties in consolidation of jointly-controlled subsidiaries:				
Polibrasil Participações S.A. (1)	4,876	15,324	5,501	16,962
Petroflex Indústria e Comércio S.A.	8	-	8	-
Total	5,207	15,324	5,827	16,962

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,595 thousand plus interest of 8% per year with yearly payments until 2008.

Company	06/30/05		03/31/05	
	Assets	Liabilities	Assets	Liabilities
	Noncurrent	Current	Noncurrent	Current
	Advance for future capital increase	Accounts payable	Advance for future capital increase	Accounts payable
With consolidated parties-				
Suzano Química Ltda.	10,471	-	10,471	-
With non-consolidated parties-				
Suzano Holding S.A.	-	302	-	285
Total	10,471	302	10,471	285

There are no relevant commercial transactions among related companies.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Yearly average rate of depreciation	06/30/05 Cost	06/30/05 Depreciation	06/30/05 Residual Value	03/31/05 Cost	03/31/05 Depreciation	03/31/05 Residual Value
Land		16,676	-	16,676	16,513		16,513
Building	4%	68,753	(26,500)	42,253	68,851	(25,897)	42,954
Building	2.5%	14,612	(2,394)	12,218	14,612	(2,298)	12,314
Building	5%	21,823	(14,958)	6,865	21,798	(14,731)	7,067
Machinery and equipment	10%	348,061	(127,516)	220,545	353,220	(118,564)	234,656
Machinery and equipment	5.7%	53,860	(21,398)	32,462	53,860	(20,620)	33,240
Machinery and equipment	6.7%	163,235	(131,333)	31,902	161,514	(129,880)	31,634
Furniture, fixture and installations	10%	25,752	(17,471)	8,281	22,476	(16,957)	5,519
Vehicles	20%	2,582	(1,414)	1,168	2,465	(1,358)	1,107
Leasehold improvements	50%	470	(171)	299	288	(148)	140
Leasehold improvements	4.7%	988	(902)	86	987	(896)	91
Computer equipment and other	20%	7,413	(3,361)	4,052	6,179	(3,130)	3,049
Other		117	-	117	117		117
Construction in progress		802,842	-	802,842	815,170		815,170
		1,527,184	(347,418)	1,179,766	1,538,050	(334,479)	1,203,571

As of June 31, 2005, approximately R$753,210 (R$775,754 as of March 31, 2005) of the balance of "construction in progress" is related to the construction, assembly and engineering of the plant of Rio Polímeros by the group ABB Lummus/Snamprogetti contracted as of July 1, 2000. On June 1, 2000, an agreement with Univation Technologies related to licensing of the right of use of polyethylene production technology was signed. As of March 15, 2000, the agreement with ABB Lummus Global Technologies related to licensing the right of use of ethylene production technology was signed.

Statement of assignment of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the Municipal Law No. 1,519 of May 5, 2000 (published in the City Bulletin No. 4,176), Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

11 - DEFERRED CHARGES - CONSOLIDATED

	06/30/05 Technology	06/30/05 Pre- -operating expenses	06/30/05 Goodwill	06/30/05 Other	06/30/05 Amortization	06/30/05 Net book value	03/31/05 Net book value
Polibrasil Participações S.A.	26,767	4,598	600	-	(20,241)	11,724	11,450
Politeno Indústria e Comércio S.A.	-	21,391	-	-	(20,259)	1,132	1,218
Rio Polímeros S.A.	-	108,986	-	-	-	108,986	86,789
Suzano Petroquímica S.A.	-	-	4,341	-	-	4,341	4,508
	26,767	134,975	4,941	-	(40,500)	126,183	103,965

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year, using this advanced technology of the other shareholder of Polibrasil, namely Basell, a worldwide leader in the production of polypropylene.

Pre-operating expenses

As of September 13, 2002, Rio Polímeros and Petrobrás signed agreements to build a water transportation system to serve both companies with half the funds required by each party. The construction began in April 2003. The planning and management of the construction work have been conducted under the responsibility of Petrobrás.

12 - LOANS

	Consolidated		Company	
	06/30/05	03/31/05	06/30/05	03/31/05
Investments' funding	19,117	18,660	9,662	9,434
Brazilian Development Bank - BNDES	281,176	280,591	-	-
In foreign currency	403,954	451,919	-	-
Other	70,593	19,204	-	-
	774,840	770,374	9,662	9,434
Current portion	180,958	142,406	6,510	6,307
Noncurrent portion	593,882	627,968	3,152	3,127

The Company's loan is related to the purchase of capital shares in the privatization of Politeno Indústria e Comércio S.A., bearing interest at 6.5% per year plus monetary restatement based on the TR variation, and matures in biannual installments up to 2006.

The consolidated loans include, additionally, the following:

- POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

  - R$9,455 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 - guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

  - Loan (Spheripol/Splitter) - R$101,070 - resources from BNDES (R$30 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (The Netherlands Development Bank) (US$30 million) bearing interest at 6-month LIBOR plus 2.5% to 3.5% per year. Polibrasil plants located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantees to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter amounting to US$10 million.

  - Financing from Banco ABN (credit line 4131) - R$35,640 - amortization of the principal from 2008 to 2010. This financing is subject to semiannual Libor plus 2.75% per year.

  - Advanced collection of exports - R$23,042- interest at 6-month LIBOR plus 4.5% per year and exchange variation - maturities until March 2009.

As of June 30, 2005, the Company has complied with all covenants contained in the financing agreements with FMO, BNDES and ABN.

- POLITENO INDÚSTRIA E COMÉRCIO S.A.

  - Foreign currency - R$30,560 - LIBOR plus 2.00% to 3.98% per year and impact of exchange variation;

  - Local currency - R$2,362 - TJLP plus 2.5% to 8.3% per year.

- PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

  - Local currency - R$9,359 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

  - Advance collection of exports - R$4,034 - Libor plus 3.16% to 4.0% per year and impact of exchange variation;

  - Foreign currency - Exim-Bank - R$747 - Libor plus 1.22% per year and impact of exchange variation;

- RIO POLÍMEROS S.A.

  - Local currency - BNDES - R$193,420 - TJLP plus 5% per year; R$36,792 - BNDES's basket of currencies plus 5% per year.

  - Foreign currency - R$257,545 - Interest at 5.51% per year plus impact of exchange variation.

  - Interest expenses have been capitalized during the construction phase.

  - The subsidiary offered as guarantee the future cash flow from operations, supported by export contracts, and shareholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2006	42,401	3,152
2007	67,911	-
2008	71,988	-
2009	82,713	-
2010 and later	328,869	-
	593,882	3,152

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The jointly controlled subsidiaries have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	06/30/05	03/31/05
Tax Contingencies		
Politeno Indústria e Comércio S.A.	750	743
Polibrasil Participações S.A.	3,521	5,125
Petroflex Indústria e Comércio S.A. (1)	70,685	64,300
	74,956	70,168
Labor Disputes		
Politeno Indústria e Comércio S.A.	1,164	815
Polibrasil Participações S.A.	1,921	1,914
Petroflex Indústria e Comércio S.A.	539	546
	3,624	3,275
Civil Disputes		
Polibrasil Participações S.A.	2,780	2,714
	81,360	76,157

(1) Relates, mainly, to a court dispute on credits for the Federal Excise Tax - IPI based on a theory that defends that taxpayers can use the subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

Labor lawsuit concerning Clause 4 - relating to the subsidiaries Polibrasil Resinas (only Camaçari) and Politeno

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, state of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. The remaining balance of profits will have the destination decided in the Shareholders' Meeting, as proposed by Management, with the approval of the Board of Directors, with the option of designating up to 90% of net income to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve may not surpass 80% of capital. The balance remaining after the recognition of this Reserve for Capital Increase may be destined to the Special Statutory Reserve, the balance of which being limited to 20% of capital.

15 - NET SALES AND COST OF SALES - CONSOLIDATED

	06/30/05			06/30/04		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	673,372	(555,991)	117,381	609,836	(489,802)	120,034
Foreign market	146,657	(125,988)	20,669	101,338	(83,890)	17,448
	820,029	(681,979)	138,050	711,174	(573,692)	137,482

16 - COMPENSATION OF THE BOARD OF DIRECTORS

	06/30/05		06/30/04	
	Consolidated	Company	Consolidated	Company
Total compensation	1,612	275	1,272	172

17 - FINANCIAL INCOME (EXPENSE) - CONSOLIDATED

	06/30/05	06/30/04
Financial expenses	(27,875)	(25,690)
Exchange variation on foreign-currency liabilities	19,755	(16,689)
	(8,120)	(42,379)
Financial income	12,027	9,666
Exchange variation on foreign-currency assets	(1,712)	10,787
	10,315	20,453

18 - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	06/30/05	06/30/04
Net sales	820,029	711,174
Gross profit	138,050	137,482
Operating expenses:		
Selling expenses	(51,394)	(41,842)
Administrative expenses	(28,856)	(24,380)
Other operating income (expense)	(659)	3,103
Earnings before interest and taxes (EBIT)	57,141	74,363
Goodwill amortization	1,257	1,257
Depreciation/amortization	23,163	22,990
Earnings before interest, taxes, depreciation and amortization (EBITDA)	81,561	98,610
Margin (EBITDA/net sales)	9.95%	13.87%

19 - FINANCIAL INSTRUMENTS

Estimated market values of financial instruments included in the balance sheet as of June 30, 2005 which differ from the amounts in the financial statements are as follows:

Company and consolidated

	Account balance	Market value
Loans in local currency	9,662	9,378

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits receivable from subsidiaries and investment-funding loans.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Asset balances, representing permanent investments in subsidiaries, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value of future cash flows, using discount rates similar to instruments of the same nature.

The investment in Petroquímica União S.A. (PQU), by the jointly-controlled subsidiary Polibrasil Resinas S.A., is carried at cost and amounts to R$66.7 million (R$33.4 million - participation of the company). This investment, if valued at the price of PQU stock at the São Paulo Stock Exchange as of June 30, 2005, would correspond to R$89.7 million (R$44.8 million - participation of the company).

The investments in Nordeste Química S.A. - NORQUISA is carried at the cost method by the jointly-controlled subsidiaries Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A., as discussed in note 9. There are no parameters to determine the market value of these investments due to the fact that NORQUISA is a privately held company.

The subsidiaries informed in their financial statements that they estimated their assets and liabilities at the market value, concluding that book values are not significantly different when compared to market values.

The jointly-controlled subsidiaries Petroflex, Politeno and Polibrasil Resinas S.A. had open Vendor operations amounting to R$1,308, R$5,017 and R$73,878, respectively, as of June 30, 2005 (R$3,664, R$4,480 and R$62,043 on March 31, 2005) recorded as reduction of trade accounts receivable. These enterprises guarantee these amounts and must pay the financial institutions in case of delinquency by subject clients. These companies have not experienced material losses from these transactions.

The balance of recoverable taxes - ICMS (as discussed in note 7), according to applicable legislation, is destined for compensation with ICMS to be generated in future sales. The credits do not bear interest and there is no open market to trade them.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

20 - INSURANCE

The Company and its subsidiaries have policies to maintain adequate insurance coverage for risks on property, plant and equipment and inventories, based on the advice of their insurance consultants.

	Covered risks	Amount coverage
Suzano Petroquímica S.A.		
Civil liability	Directors and managers	23,504
Civil liability	Operations and products in Brazil	12,657
Civil liability	Products abroad and civil construction	7,594
Civil liability	Miscellaneous	12,421
Petroflex Indústria e Comércio S.A.		
Inventories and supplies	Fire, lightning and explosion	90,876
Buildings and (own) contents, plus loss of profits		1,009,749
Civil liability	Directors and managers	23,504
Civil liability	Miscellaneous	19,750
Rio Polímeros S.A.		
Terrorism	Business interruption	353,500
Civil liability	Buildings, assembly and machinery and equipment installation	23,504
Civil liability	Commercial and industrial sites	23,504
Storage	Goods	16,500
Civil liability	Directors and managers	19,414
Civil liability	Miscellaneous	16,655
Polibrasil Participações S.A.		
Operations and products	Civil liability and loss of profits	371,000
Industrial units	Fire	688,000
Civil liability	Miscellaneous	38,000
Politeno Indústria e Comércio S.A.		
Operations and products	Operating risks and loss of profits	750,033
Civil liability	Directors and managers	23,504
Civil liability	Miscellaneous	3,119

21 - GUARANTEES

Guarantees provided to subsidiaries were as follows:

	06/30/05	03/31/05
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	18,608	19,886
Joint guarantees with Suzano Bahia Sul Papel e Celulose S.A.		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	30,095	33,155
Total	48,703	53,041

22 - PENSION PLANS

The jointly-controlled subsidiaries Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor supplementary pension plans for their employees, accounted for in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and a portion of Petroflex's is a mixed plan (defined benefit and defined contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension benefits (in relation to the pension benefits by the mandatory Federal pension system) for employees (and their direct relatives). The sponsors and employees make monthly contributions based on monthly salaries.

Petroflex, besides Previnor, sponsors for a portion of its employees a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The jointly-controlled subsidiaries Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to their financial statements, there are no cases of additional deficit of sponsors' responsibility to be recognized.

In January 2005, the Company established a defined-contribution supplementary pension plan for its employees, through the contracting of a solid financial institution. The plan, named Suzano Prev, was established together with other companies of Suzano Group. In accordance with the bylaws of Suzano Prev, the Company's contributions during the quarter totaled R$43.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

23 - SUBSEQUENT EVENT

In a Significant Event Notice published on June 20, 2005, the Company and Basell International Holdings BV disclosed the agreement entered into for the sale of 100% of the shares held by the later in Basell Brasil Poliolefinas Ltda., whose sole asset is the share in the capital of Polibrasil Participações S.A. Through this operation, the Company will become the indirect holder of 98.1% of the capital of Polipropileno S.A., which, in turn, holds 100% of Polibrasil, an operating company with total production capacity of 625 kta of polypropylene and 25 kta of polypropylene compounds. On the same date, the Company also communicated that the agreement also provides for the simultaneous sale to Basell of the total polypropylene compound business of Polibrasil.

On July 26, 2005, a new Significant Event Notice was published informing that on July 25, 2005 the definite and binding agreement related to the operation had been signed, whose financial settlement must occur through the end of August of the current year, subject to precedent conditions. It was also informed that the price for 100% of the shares of Basell Brasil Poliolefinas Ltda., net of the transfer of the polypropylene compound business, is US$253.8 million.

After this transaction, Suzano Petroquímica will become a company with an integrated strategic and operating management, representing an important stage in the process of converting its long-term strategic view into reality. For Polipropileno S.A. this operation reiterates the plans of the shareholder Suzano Petroquímica S.A. of seeking sustainable growth of its businesses, consolidating its leadership position in polypropylene resins through Polibrasil Resinas S.A.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 06/30/2005	Company 06/30/2005
SOURCES OF FUNDS		
From operations:		
Net income	41,460	41,460
Minority interest	261	-
Items not affecting working capital:		
Depreciation and amortization	23,163	69
Splitter depreciation - Polibrasil	4,079	-
Net book value of property, plant and equipment disposals	107	17
Deferred income taxes - long term	1,063	(60)
Provision	14,088	-
Equity pickup in subsidiaries	-	(49,052)
Goodwill amortization	1,257	334
Monetary and exchange variations on long-term items, net	(9,845)	37
Other	323	-
Funds from operations	75,310	(7,195)
Other sources:		
Borrowings (long-term loans)	29,770	-
Increase in long-term liabilities	30,326	180
Dividend of subsidiaries	-	33,500
Realization of recoverable ICMS	9,535	-
Decrease in long-term assets	4,004	1,761
TOTAL SOURCES	148,855	28,246
USES OF FUNDS		
In permanent assets		
Additions to property, plant and equipment	18,075	158
Additions to deferred charges	32,932	-
	51,007	158
Increase in long-term assets	26,718	5,101
Dividends of minority interests	763	-
Decrease in long-term liabilities	50,710	3,120
TOTAL USES	129,198	8,379
INCREASE (DECREASE) IN WORKING CAPITAL	19,657	19,867
Increase (decrease) in current assets	38,075	(9,533)
Increase (decrease) in current liabilities	18,418	(29,400)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 06/30/2005	Company 06/30/2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	41,460	41,460
Minority interest	261	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,163	69
Splitter depreciation - Polibrasil	4,079	-
Net book value of property, plant and equipment disposals	107	17
Equity pickup in subsidiaries	-	(49,052)
Goodwill amortization	1,257	334
Monetary and exchange variations on long-term items	(7,502)	474
Provision for contingencies	14,910	-
Deferred income taxes	3,117	290
Other	(859)	-
Changes in assets and liabilities:		
Decrease in trade account receivables	4,784	-
Decrease in inventories	(41,993)	-
Decrease (increase) in recoverable taxes	(21,431)	438
Increase in other current and long-term assets	(1,806)	(2,795)
Increase in trade accounts payable	19,796	-
Decrease in other current and long-term liabilities	(24,097)	(1,147)
Net cash from operating activities	15,246	(9,912)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(18,075)	(158)
Additions to deferred charges	(32,932)	-
Dividends of subsidiaries	-	33,500
Net cash from investing activities	(51,007)	33,342
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of dividends	(28,093)	(28,093)
Borrowings	199,811	-
Repayments of loans	(140,419)	(3,522)
Net cash from financing activities	31,299	(31,615)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,462)	(8,185)
Cash and cash equivalents at beginning of period	169,497	29,197
Cash and cash equivalents at end of period	165,035	21,012

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 08).

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
1	TOTAL ASSETS	2,077,212	2,113,070
1.01	CURRENT ASSETS	556,852	606,240
1.01.01	CASH AND CASH EQUIVALENTS	165,035	172,413
1.01.01.01	CASH AND BANK ACCOUNTS	34,850	3,659
1.01.01.02	TEMPORARY CASH INVESTMENTS	130,185	168,754
1.01.02	CREDITS	206,652	269,942
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	149,831	202,883
1.01.02.02	RECOVERABLE TAXES	32,412	35,329
1.01.02.03	DEFERRED INCOME TAXES	2,699	3,165
1.01.02.04	OTHER CREDITS	21,710	28,565
1.01.03	INVENTORIES	183,143	160,717
1.01.04	OTHER	2,022	3,168
1.01.04.01	PREPAID EXPENSES	2,022	3,168
1.02	NONCURRENT ASSETS	143,645	128,539
1.02.01	MISCELLANEOUS CREDITS	143,645	128,539
1.02.01.01	RECOVERABLE TAXES	114,793	97,018
1.02.01.02	DEFERRED INCOME TAXES	17,937	20,184
1.02.01.03	JUDICIAL DEPOSITS	2,786	2,686
1.02.01.04	OTHER CREDITS	8,129	8,651
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,376,715	1,378,291
1.03.01	INVESTMENTS	70,766	70,755
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	70,766	70,755
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,179,766	1,203,571
1.03.03	DEFERRED CHARGES	126,183	103,965

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
2	TOTAL LIABILITIES	2,077,212	2,113,070
2.01	CURRENT LIABILITIES	294,274	314,719
2.01.01	LOANS	180,958	142,406
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	77,761	103,362
2.01.04	TAXES AND CONTRIBUTIONS	7,123	10,818
2.01.05	DIVIDENDS PAYABLE	66	28,922
2.01.06	PROVISIONS	2,018	2,742
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	2,018	2,742
2.01.07	DEBT WITH RELATED COMPANIES	5,207	5,827
2.01.08	OTHER	21,141	20,642
2.01.08.01	SALARIES AND PAYROLL TAXES	12,812	10,644
2.01.08.02	ACCOUNTS PAYABLE	8,329	9,998
2.02	LONG TERM LIABILITIES	744,782	774,772
2.02.01	LOANS	593,882	627,968
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	81,360	76,157
2.02.03.01	CONTINGENCIES	81,360	76,157
2.02.04	LOANS DUE TO RELATED COMPANIES	15,324	16,962
2.02.05	OTHER	54,216	53,685
2.02.05.01	DEFERRED INCOME TAXES	1,430	1,439
2.02.05.02	PENSION PLAN	4,566	4,586
2.02.05.03	ACCOUNTS PAYABLE	867	776
2.02.05.04	TAXES PAYABLE	47,353	46,884
2.03	DEFERRED INCOME	33,034	33,034
2.04	MINORITY INTEREST	8,000	7,841
2.05	SHAREHOLDERS' EQUITY	997,122	982,704
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVE	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	41,460	27,042

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	540,538	1,055,598	510,750	901,101
3.02	DEDUCTIONS OF GROSS REVENUE	(120,809)	(235,569)	(109,780)	(189,927)
3.03	NET REVENUE (SALES AND SERVICES)	419,729	820,029	400,970	711,174
3.04	COST OF GOODS AND SERVICES SOLD	(365,218)	(681,979)	(325,197)	(573,692)
3.05	GROSS PROFIT	54,511	138,050	75,773	137,482
3.06	OPERATING EXPENSES/REVENUES	(29,398)	(78,714)	(48,156)	(85,045)
3.06.01	SELLING EXPENSES	(25,480)	(51,394)	(23,359)	(41,842)
3.06.02	GENERAL AND ADMINISTRATIVE	(14,778)	(28,856)	(12,028)	(24,380)
3.06.03	FINANCIAL	10,051	2,195	(13,779)	(21,926)
3.06.03.01	INTEREST INCOME	4,609	10,315	15,397	20,453
3.06.03.02	INTEREST EXPENSE	5,442	(8,120)	(29,176)	(42,379)
3.06.04	OTHER OPERATING REVENUES	598	598	1,638	4,360
3.06.05	OTHER OPERATING EXPENSES	211	(1,257)	(628)	(1,257)
3.06.05.01	OTHER	839	0	0	0
3.06.05.02	GOODWILL AMORTIZATION	(628)	(1,257)	(628)	(1,257)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	25,113	59,336	27,617	52,437
3.08	NON OPERATING RESULT	(3,416)	(2,803)	4,779	5,991
3.08.01	REVENUES	(613)	0	4,779	5,991
3.08.02	EXPENSES	(2,803)	(2,803)	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	21,697	56,533	32,396	58,428
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3,634)	(10,897)	(6,221)	(12,734)
3.11	DEFERRED INCOME TAX	(3,483)	(3,915)	(206)	(107)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(162)	(261)	(92)	(309)
3.15	NET INCOME/LOSS FOR THE PERIOD	14,418	41,460	25,877	45,278
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.06360	0.18289	0.11699	0.20470
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Highlights of the First Half of the Year

Suzano Petroquímica signs definitive agreement for the acquisition of Polibrasil

- ✓ Through the signature, on July 25, of the definitive and binding agreement for the acquisition of Basell's stake in Polibrasil, Suzano Petroquímica reached a historical mark for the accomplishment of the Company's strategic goal to be a consolidating agent of the Brazilian petrochemical sector, focused on the Southeast region of Brazil.
- ✓ In addition, this transaction represents a fundamental qualitative upgrade: Suzano Petroquímica will cease to be only an investor and joint controller to become an operating company, by integrating its well known strategic management to the operating management of the largest producer of polypropylene in Latin America, becoming the third largest producer of thermoplastic resins in the region.
- ✓ After the closing of the transaction, Suzano Petroquímica will implement a corporate restructuring, aiming at simplifying its structure and formally becoming an operating company.
- ✓ Suzano Petroquímica confirms its strategic commitment both to the capital markets and to value creation to shareholders.

Riopol is launched

- ✓ Riopol, the first petrochemical complex to use natural gas fractions as petrochemical raw material in Brazil, with total installed capacity of 540 thousand tons per year, was launched on June 23, 2005. By the end of June 2005, Rio Polímeros had concluded its construction. The Company is beginning its start up process, and implementing final adjustments. The start up for the ethylene unit is estimated for the second half of August and the production of polyethylene for the beginning of September.
- ✓ Riopol enters the market with 300 customers, developed during the pre-marketing phase, including the main Brazilian converters, concentrated on the South, Southeast and Mid-west regions. Aiming at disseminating the "Riopol" brand in the petrochemical market, the pre-marketing activity has also allowed the company to structure its sales department, business management activities and internal management systems.
- ✓ This project confirms Suzano's innovative positioning, for the Company believed in an innovative project and anticipated the needs for diversification of raw material sources in the sector.

Highlights of the Results

- ✓ Consolidated net revenues was R$820 million, 15% above the first half of 2004.
- ✓ Consolidated production increased by 5.7%.
- ✓ Polibrasil: Operating rate in the quarter was above the historical level for the period and the company recorded a 26.6% recovery of sales volume in comparison to the first quarter of the year.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Consolidated Highlights (R$ million)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Net Revenues	419.7	401.0	4.7	820.0	711.2	15.3
Gross Income	54.5	75.8	(28.1)	138.0	137.5	0.4
Gross Margin	13.0	18.9	- 5.9 p.p.	16.8	19.3	- 2.5 p.p.
Net Income	14.4	25.9	(44.3)	41.5	45.3	(8.4)
Net Margin	3.4	6.5	- 3.1 p.p.	5.1	6.6	- 1.3 p.p.
EBITDA	27.4	53.6	(48.9)	81.6	98.6	(17.3)
EBITDA Margin	6.5	13.4	-6.9 p.p.	9.9	13.9	-4.0 p.p.

Industry and Economic Outlook

The international petrochemical scenario, in the first half of 2005, was marked by the converters' reduction of inventories built up by the end of 2004, when the prevailing outlook foresaw that higher oil prices would be passed along petrochemical products and that China would increase its demand for resins. The converters' inventories consumption, together with the temporary halt in resin purchases from China, have contributed for the retraction in thermoplastic sales worldwide, resulting in lower international prices during the H05. By the end of the period, after a significant drop in converters inventories, a demand recovery trend took place, resulting also in price recovery.

In Brazil, we noticed a similar scenario in petrochemical activities, but with some influence of the local economic fundamentals. The high interest rates in Brazil strongly slowed down economic activity, affecting industrial segments tightly linked to the thermoplastic resins demand. Important segments such as food and consumer goods industries, which are thermoplastic resins heavy-users, recorded a retraction in its activities in comparison to the same period of 2004, according to data from the Brazilian Institute of Geography and Statistics (IBGE). As a consequence, thermoplastic demand growth rate was below expectations. In polypropylene's case, apparent consumption (Abiquim - Brazilian Petrochemical Industry Association) in 1H05 recorded a 6% increase versus 1H04, what has not fully benefited domestic producers due to a higher resins imports in the period, strongly motivated by the Real appreciation. However, domestic producers have took advantage from good exports opportunities, what resulted in a 35% increase in export volumes versus 1H04.

Polyethylene's apparent consumption in 1H05 recorded a slight 2% drop in comparison to the same period of the previous year, and, as it was polypropylene's case, domestic producers have took advantage of exports opportunities to boost its export volumes by 25% versus 1H04. Thus, domestic polyethylene producers reached a production volume in 1H05, approximately 4% above the one recorded in the same period of 2004.

Recovery Outlook

The Brazilian interest rate decreasing outlook, in addition to the seasonal demand pick-up in the third quarter to fulfill year-end high demand, shall promote a recovery of the domestic petrochemical market, considering the converters' currently low inventories. Therefore, we expect increases in sales, price and margins to levels compatible with the recovery thatis beginning to be experienced in the international markets.

Growth in the world's main economies shall consolidate the demand recovery in petrochemical international markets during 2H05 and, therefore, the recovery at the industry's prices and margins, directly influencing the domestic market. In addition to this upturn, supply and demand of the main thermoplastic resins are fairly balanced, promoting the maintenance of price and margin levels. Finally, considering that the new worldwide polyethylene and polypropylene capacities, announced to be available from 2007 onwards, will not be enough to fulfill the expected demand for these resins, this improved prices and margins scenario may be extended.

Operating Performance of our Jointly Controlled Companies

Suzano Petroquímica, as a non-operating holding company, directly depends on the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 tons)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	153.7	147.5	4.2	278.4	273.6	1.7
Politeno	91.9	86.3	6.6	176.1	146.4	20.3
Petroflex	80.5	87.6	(8.1)	171.3	171.9	(0.3)
Rio Polímeros	NA	NA	NA	NA	NA	-

Sales (000 tons)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	139.5	153.8	(9.2)	249.7	280.0	(10.8)
Domestic Market	115.2	131.5	(12.4)	209.8	237.4	(11.6)
Exports Market	24.3	22.3	9.1	39.9	42.6	(6.2)
Politeno	88.6	88.8	(0.3)	174.5	156.9	11.3
Domestic Market	70.8	78.9	(10.3)	139.4	142.2	(1.9)
Exports Market	17.8	9.9	79.3	35.1	14.7	139.0
Petroflex	83.4	86.2	(3.3)	166.5	175.4	(5.0)
Domestic Market	49.9	63.0	(20.7)	103.1	123.6	(16.5)
Exports Market	33.5	23.2	44.1	63.4	51.8	22.4
Rio Polímeros (DM)	9.9	12.7	(22.0)	21.9	22.9	(4.4)

DM - Domestic Market

Polibrasil

✓ Polibrasil's production in the quarter was 4.2% higher than the result recorded in the same period of 2004, due to a maintenance stoppage in the Camaçari unit in the previous year, which did not occur this year. The production was also 23.3% higher than in the previous quarter, showing a recovery of the production level as in the previous quarter we had supplying problems, due to a propylene specification and a temporary interruption related to raw material supply and to the production process at the Mauá and Camaçari units. The production accumulated in 1H05 was up 1.7% over 1H04.

✓ Average operating rate this quarter was 94.6%, versus 90.8% in the same period of 2004 and 76.7% in the previous quarter. The operating rate during this quarter was above the historical level for the period, and the operating rate accumulated in the first six months was 85.7%, 1.5 percentage points above 1H04.

✓ In 2Q05 Polibrasil recorded sales volumes of 139.5 thousand tons, a 9.2% drop in comparison to 2Q04 sales volume, but 26.6% higher in comparison to the sales volume recorded in the first quarter of the year. Such recovery was a result of the increase in sales volumes in the domestic market (+21.9%), and exports (+54.9%). Exports accounted for 17% of the total sales volume, versus 14% recorded in the previous quarter.


+ 26%
139.5
110.2
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0.000
1Q05
2Q05

- ✓ Polibrasil's gross margin was 9.0% in the quarter, a drop of 9.4 percentage points in comparison to the same period of 2004, mainly due to the increase in raw material costs, which was not fully passed on to the final product price.
- ✓ EBITDA margin of 5.7% represents a fall of 9.0 percentage points versus the same period of 2004.

Rio Polímeros

- ✓ Rio Polímeros (Riopol), an important investment of Suzano Petroquímica, is in the start-up process, implementing the final adjustments in the plant. The beginning of the ethylene production has been rescheduled for the second half of August, and the polyethylene production, for the beginning of September.
- ✓ Riopol will begin its production activities producing, in a reactor, low-density linear polyethylene, used for automatic food packing (grains, cereals and flour products) and frozen products. In another reactor, high-density polyethylene will be produced, a resin used for applications in grocery bags, fruit and vegetable bags, perforated rolls, and other uses.
- ✓ For more than two years, Rio Polímeros developed pre-marketing activities aiming at:
  1. creating a client portfolio able to absorb the future polyethylene production;
  2. introducing the "Riopol" brand to the market;
  3. creating customer loyalty;
  4. testing the distribution processes and channels;
  5. training its workforce; and
  6. obtaining deeper knowledge of the market's needs.
- ✓ As a result of this period, Riopol already enters the market with a portfolio of 300 customers concentrated in the South, Southeast and Central-West regions.
- ✓ Riopol sales volume in the quarter reached 9.9 thousand tons, as a result of its pre-marketing activities. This volume was 22.0% below the one of the same period of 2004 and 17.2% below the previous quarter, as a reflection of the conclusion of this stage. Pre-marketing products were already introduced to near 300 clients in these two years, making the brand known and consolidating its client portfolio, therefore preparing the beginning of its operations.
- ✓ Pre-marketing activities gross income in the quarter was R$1.9 million, a 42.5% drop versus the same period of 2004. Gross margin was 5.5%. The drop in gross income was an effect of the price increase of the polyethylene purchased for resale, which was not fully passed on to the resale price, therefore reducing the unit margin.
- ✓ The Company's net income was negative at R$1.4 million, an effect of the gross margin drop associated with the increase in fixed pre-marketing expenses during the period.
- ✓ **The results from the pre-marketing activities are not related to the Company's future results expectations, as they are exclusively a result of the purchase and sale of polyethylene.**

Politeno

- ✓ Politeno's production was 91.9 thousand tons in the quarter, 6.6% higher than the same period of 2004 and 9.2% higher in comparison to the previous quarter. This increase was a result of a larger ethane supply, and better productivity. The accumulated production in the year was 176.1 thousand tons, 20% above the figure recorded in 2004, due to the interruption for preventive maintenance services in the first quarter of that year.
- ✓ Average operating rate in the quarter was 102%, versus 96% in the same period of 2004 and 94% in the previous quarter. Average operating rate in the semester was 97.9%.

- ✓ Politeno recorded sales volumes of 88.6 thousand tons in the quarter, practically stable in comparison to the same period of 2004. Sales volumes in the quarter were directed to the export market, which represented 20% of total sales, versus 12% in 2Q04. The exports accomplished are in line with the Company's policy to maintain low inventories. Domestic market sales dropped 1.1% in comparison to the same period of 2004, and increased 3.2% versus the previous quarter, even with a weak demand from the domestic market.
- ✓ Politeno's gross margin was 16.7%, a drop of 3.9 percentage points in comparison to the same quarter of 2004. Higher exports, despite the increase in total sales, allowed the drop in the unit margin, thus reflecting a lower gross margin.
- ✓ Politeno's EBITDA margin was 8.8%, down by 6.3 percentage points in comparison to the EBITDA margin in 2Q04 and down by 7.8 percentage points in relation to 1Q05.

Petroflex

- ✓ Petroflex produced 80.5 thousand tons synthetic elastomers in 2Q05, volume 8.1% lower than the production recorded in the same period of 2004 and 11.4% lower than the previous quarter, mainly due to the market slowdown, which is resulting in sales decrease and therefore generating inventories and a drop in production. The production accumulated in the first six months of 2005 was 171.3 thousand tons, in line with 2004.
- ✓ Average operating rate this quarter was 79%, versus 96% in 2Q04, due to the previously explained reduction and also to the production expansion in the Cabo unit capacity (an additional 35 kta as of August 2004). Average operating rate for the first half of 2005 was 83.6%, versus 93.9% also explained by the aforementioned reduction.
- ✓ In 2Q05, Petroflex recorded sales volumes of 83.4 thousand tons, 3.3% lower than 2Q04 sales volume, but with a better value added product mix, increasing the price by 25%. Sales volume remained in line with the first quarter of the year, but with a higher exports volume, which represented 38% of the total volume sold, versus 27% in 2Q04 and 36% in 1Q05. The increase in exports sales is a reflection of the Company's globalization policy and the migration to products with better value added, which are demanded by the export markets. The decrease in domestic sales, 20.7% lower than 2Q04, is explained by the domestic market retraction and also by higher inventory levels held by clients.
- ✓ Gross margin was 22.0% in the quarter, 1.8 percentage points higher than the same period of 2004.
- ✓ EBITDA margin was 14.0% in the quarter, recording a 0.5 percentage point drop in comparison to 2Q04 and an 8.3 percentage points drop over the previous quarter.

Net Revenue

In 2Q05, the consolidated net revenue reached R$419.7 million, 4.6% higher than the one recorded in the same period of 2004. Such increase was mainly a result of higher average prices during the quarter, despite a slight 4.8% drop in total sales volume of our jointly controlled companies, especially Polibrasil. In this semester, net revenues were 15.3% higher than in the same period of 2004, despite the reduction of prices in reais during the second quarter of the year.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [1]	467.1	451.1	233.6	225.6	3.5
Politeno	296.0	295.0	103.6	103.1	0.5
Petroflex	353.6	296.6	71.1	59.7	19.2
Rio Polímeros	34.4	37.9	11.5	12.6	(9.3)
Total	-	-	**419.7**	**401.0**	**4.6**

(1) Polibrasil Participações S.A.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [1]	870.9	788.3	435.5	394.1	10.5
Politeno	604.6	509.8	211.5	178.4	18.6
Petroflex	731.3	577.5	147.1	116.2	26.6
Rio Polímeros	77.7	67.4	25.9	22.5	15.2
Total	-	-	**820.0**	**711.2**	**15.3**

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's net revenue reached R$467.1 million, a 3.5% increase compared to the same period of 2004, despite the 9.2% drop in sales volume. The increase in revenues is a result of the 14% increase in average prices, mainly in the domestic market. Comparing to the previous quarter, higher sales volume contributed for the 16% increase in net revenues, offsetting the 8.6% drop in the average sales price. Export sales volume represented 16% of total volume in 1H05, versus an average of 15% in 1H04. Sales average price in 1H05 continues 23.9% higher than in the same period of 2004.

  Polibrasil's net revenues share in our result was 55.6% of our consolidated net revenue in the quarter and 53.1% in the half-year period, in comparison to 56.2% and 55.4%, respectively, in the same periods of 2004.

- **Rio Polímeros:** Riopol's net revenue reached R$34.4 million, a 9.3% drop in comparison to the same period of 2004, due to the decrease in pre-marketing sales volume, despite higher polyethylene prices.

  Riopol's share in our consolidated net revenues was R$11.5 million in the period, or 3.2% of our consolidated net revenues.

- **Politeno:** Politeno's net revenue reached R$296.0 million in the quarter, aligned to the same period of 2004, with prices and volumes at the same levels. The decrease in revenues by ton is due to higher export volumes, which are traded at lower average prices, despite the 3.5% increase in domestic sales prices. Exports represented 20% of the total sales volume, versus an average of 13% in 2004. Politeno's average sales price was 7% higher than the one recorded in the previous quarter, following international prices trend.

  Politeno was responsible for 24.7% of our consolidated net revenues in the quarter and for 25.8% in the first semester, versus 25.7% and 25.1%, respectively, in the same periods of 2004.

- **Petroflex:** Petroflex's net revenue reached R$353.6 million this quarter, 19.2% higher than the same period of 2004, due to the prices realignment policy, which increased its average prices by 25%, besides the larger participation of higher value-added products in the product mix, which offset the slight 3.3% sales volume drop. Performance products (higher added value) went up from 15% to 25% of total sales. Also as an effect of the prices realignment policy and sales mix improvement, accumulated net revenues in the semester totaled R$731.3 million, 26.6% above the figure recorded in the same period of 2004, even with the 6.4% decrease in 2Q05 revenues versus the previous quarter.

  Petroflex's participation in our consolidated net revenues reached R$71.1 million in 2Q05, or 14.9% of our consolidated net revenues.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Cost of Goods Sold - COGS

In 2Q05, consolidated COGS totaled R$365.2 million, a 12.3% increase in comparison to the same period of 2004, mainly explained by the increase in raw material costs during 2004 and during the quarter, despite lower sales volume. In comparison to the previous quarter COGS recorded a 15.3% increase, as a result of the price increases in the main raw materials, besides the 14% increase in consolidated sales volumes.

Cost of Goods Sold	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [1]	425.2	368.3	212.6	184.1	15.5
Politeno	246.5	234.0	86.2	81.9	5.3
Petroflex	275.9	236.8	55.5	47.6	16.5
Rio Polímeros	32.5	34.7	10.8	11.6	(6.2)
Total	-	-	**365.2**	**325.3**	**12.3**

(1) Polibrasil Participações S.A.

Cost of Goods Sold	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [1]	760.3	633.5	380.2	316.8	20.0
Politeno	480.7	404.2	168.2	141.4	18.9
Petroflex	542.5	473.8	109.1	95.3	14.5
Rio Polímeros	73.5	60.5	24.5	20.2	21.5
Total	-	-	**682.0**	**573.7**	**18.9**

(1) Polibrasil Participações S.A

- **Polibrasil:** In 2Q05 Polibrasil's COGS equaled R$425.2 million, a 15.5% increase compared to the same period of 2004 and a 26.9% increase over the previous quarter. This increase in comparison to the previous year is mainly explained by a considerable increase, of approximately 30%, in propylene costs and the increase in this quarter is due to the 26.6% sales volume increase and, in a smaller proportion, to the 2% increase in propylene costs.

  Polibrasil's COGS represented 58.2% of our consolidated COGS in 2Q05 and 55.7% versus 56.6% and 55.2% in the same periods of 2004.

- **Rio Polímeros:** Riopol's COGS, a result of the polyethylene purchase for resale, totaled R$ 32.5 million in the quarter, 6.2% lower than the same quarter of the previous year, due to the decrease in the sales volume, despite the increase in polyethylene prices.

  Riopol's share in our consolidated COGS this quarter amounted to R$10.8 million, representing 3.6% of our consolidated production costs.

- **Politeno:** Politeno's COGS reached R$246.5 million, 5.3% above the amount recorded in the same period of the previous year as a result of the increase in ethylene prices. Unitary costs, however, were 5.6% higher this quarter. In comparison to 1Q05, COGS also recorded an increase of 5.3%, due to the same factors mentioned previously.

  Politeno's cost of goods sold accounted for 23.6% of our consolidated COGS in 2Q05 and 24.7% in 2005, versus 25.2% and 24.7% in the same period of 2004.

- **Petroflex:** Petroflex's cost of goods sold in 2Q05 was R$275.9 million, 16.5% higher than 2Q04. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 52.2% in US dollar terms year-over-year, despite the decrease in sales volumes, generating a 20.4% increase in the unitary COGS. Other factors that impacted COGS the most were, besides higher butadiene costs, the increase in the styrene price and personnel and third-party expenses.

  Our participation in Petroflex's COGS reached R$55.5 million this quarter, equivalent to 14.6% of our consolidated COGS.

Gross Income

The Company's consolidated gross income reached R$54.5 million in 2Q05, and R$138.0 million year-to-date, corresponding to a 28.1% reduction in comparison to the gross income recorded in 2Q04 and in line with 1H04. Consolidated gross margin was 13.0% in the period, a 5.9 percentage points drop. This drop in gross income and gross margin reflects the results of our jointly controlled companies, which went up through a period of demand slowdown in the domestic economy and an increase in raw material costs, as follows:

Gross Margin %	2Q05	2Q04	Var. (p.p)	1H05	1H04	Chg. (p.p)
Polibrasil [(1)]	9.0	18.4	(9.4)	12.7	19.6	(6.9)
Politeno	16.7	20.6	(3.9)	20.5	20.7	(0.2)
Petroflex	22.0	20.2	1.8	25.8	18.0	7.8
Rio Polímeros	5.5	8.7	(3.2)	5.4	10.3	(4.9)

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's gross margin was 9.0%, a drop of 9.4 percentage points over the gross margin recorded in the same period of 2004 and 8.0 percentage points versus the previous quarter. Such drop can be explained by a higher unitary cost, mainly due to the increase in propylene costs, despite the higher resins prices in comparison to the same period of 2004.

- **Rio Polímeros:** Gross margin related to Riopol's products resale (pre-marketing) reached 5.5%, lower by 6.9 percentage points over the same period of 2004, due to the increase in PE purchase price that was not fully passed on to the Company's sale price.

- **Politeno:** Politeno's gross margin was 16.7%, down by 3.9 percentage points over 2Q04 and by 0.2 percentage point over the previous quarter. This drop in gross margin is a result of the unitary net revenue drop, despite the small decrease in unitary COGS.

- **Petroflex:** Petroflex's gross margin reached 22.0%, up 1.8 percentage point over 2Q04, as a reflection of the increase in the Company's price realignment policy and by the improvement in the product mix, despite the expressive increase in its main raw material costs.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Selling, General and Administrative Expenses - SG&A

In 2Q05, SG&A totaled R$38.8 million, a 15% hike over the same period of 2004. In comparison to the previous quarter, these expenses were only 4.5% lower. Such variation can be explained as follows:

- **Company:** In 2Q05, the parent company's SG&A reached R$4.2 million, a 22.8% hike when compared to 2Q04, mainly explained by higher expenses related to some changes in the organizational structure, including the creation of the investor relations and financial departments, previously placed at the holding, and also to higher expenses regarding consulting companies and research. The parent company's general and administrative expenses corresponded to 11.0% of the consolidated result.
- **Polibrasil:** Polibrasil's SG&A reached R$ 33.8 million, a 3.7% drop against the same period of 2004. This drop is explained by the reversion in the provision for bad credit in the amount of R$3.8 million, despite the increase in freight and personnel expenses. Polibrasil's participation in our SG&A expenses totaled R$16.5 million, or 42.4% of the consolidated result.
- **Rio Polímeros:** Riopol's SG&A went up by 40.5% versus the same period of 2004, totaling R$4.0 million, as a reflection of the increase in personnel, aiming to prepare Riopol for the operating stage, despite lower sales volumes in the quarter. Riopol's participation in the consolidated SG&A expenses was 4.0%, or R$1.3 million.
- **Politeno:** Politeno's SG&A reached R$28.4 million, recording a 36.7% increase against the same period of 2004. This increase was mainly due to the expenses related to the Brasilplast Fair that takes place every two years; to the increase in freight expenses for international market in the amount of R$2,133 thousand; provision for bad credit, in the amount of R$1,233 thousand; provision for possible losses related to labor suits in the amount of R$959 thousand; payment of tax assessment regarding Value-added Tax (ICMS) in the amount of R$772 thousand, among others. Politeno's SG&A represented 25.6% of the consolidated result, or R$9.9 million in the quarter.
- **Petroflex:** Petroflex's SG&A reached R$32.5 million, a 56.4% increase versus the same period of 2004, mainly due to the increase in freight expenses, and to the increase in exports volume, increase in taxes and charges, besides the increase in personnel and third-party expenses. Our participation in Petroflex's selling, general and administrative expenses totaled R$6.5 million, equivalent to 16.8% of the consolidated result.

EBITDA

The Company's consolidated EBITDA reached R$27.4 million, a 48.9% drop in relation to 2Q04 and a 49.4% reduction versus the previous quarter. This reduction is mainly explained by lower gross margins of our jointly controlled companies and by the increase in selling expenses. EBITDA margin was 6.5% this quarter, 6.9 percentage points lower than the margin recorded in the same period of 2004.


Consolidated Ebitda Evolution
(R$ million)
100
75
50
25
0
20%
15%
10%
5%
0%
14.5%
13.4%
14.2%
17.5%
13.5%
6.5%
45.0
53.6
63.6
79.0
54.2
27.4
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Ebitda
Margem

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

EBITDA	Total			Suzano Petroquímica's Participation	
R$ million	2Q05	2Q04	Chg. %	2Q05	2Q04
Polibrasil (1)	26.7	66.5	(59.8)	13.4	33.2
Politeno	26.2	44.8	(41.5)	9.2	15.7
Petroflex	49.6	43.2	14.8	10.0	8.7
Rio Polímeros	(2.1)	0.5	-	(0.7)	0.2

(1) Polibrasil Participações S.A.

EBITDA	Total			Suzano Petroquímica's Participation	
R$ million	1H05	1H04	Chg. %	1H05	1H04
Polibrasil (1)	76.7	129.3	(40.7)	38.3	64.7
Politeno	77.4	77.6	(0.2)	27.1	27.2
Petroflex	133.7	74.4	79.6	26.9	15.0
Rio Polímeros	(4.4)	2.2	-	(1.5)	0.7

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's EBITDA margin was 5.7%, a 9.0 percentage points drop in relation to 2Q04. This margin decrease is a reflection of higher unitary production cost and of the higher exports volume, therefore reducing the unitary margin. The EBITDA margin was also 6.7 percentage points lower than the previous quarter, as a result of a small drop at average sales prices associated to the unitary production cost increase.
- **Riopol:** Riopol had a negative EBITDA of R$2.1 million in the 2Q05, which is an expected result to the pre-marketing activity, that consists of reselling third parties' products. The cash generation in the 2Q04 of R$0.5 million was only possible due to the favorable market conditions.
- **Politeno:** Politeno's EBITDA margin was 8.8%, a 7.8 percentage points drop in comparison to 2Q04. This margin reduction is a result of lower average sales price, and of the increase in the exports volume, which together generated the decrease in unitary margin and also from the increase of selling expenses.
- **Petroflex:** Petroflex's EBITDA margin was 14.0%, a 0.5 percentage point drop in comparison to 2Q04. This decrease can be explained by higher production costs, due to the increase in raw material costs, in addition to a strong increase in selling expenses.

Net Financial Result

In 2Q05, our consolidated net financial result was positive at R$10.1 million, versus a negative R$13.8 million result in the same period of 2004, mainly due to the positive impact of the real appreciation on the US dollar-denominated debt of our jointly controlled companies, despite the negative result on the cash of our Suzanopar Ltd. overseas. Suzanopar's cash is being reduced in the last months, from US$38.9 million on June 30, 2004 to US$14.3 at the end of this quarter, due to investments made in the Riopol project and the funding internalization policy adopted by the company.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Income Tax and Social Contribution

In the quarter, the consolidated income tax and social contribution were R$7.1 million, compared to the income tax and social contribution of R$6.4 million in the same period of 2004. +Despite the higher income before income tax recorded in 2Q04, taxable income in the quarter was lower, due to the negative exchange rate variation of R$5.3 million in the quarter at Suzanopar, versus a positive exchange rate variation of R$8.9 million in 2Q04, both not taxable.

Net Income/Loss for the Period

In 2Q05, consolidated net income was R$14.4 million, in comparison to R$25.9 million in the same period of 2004, a 44.3% decrease. Lower net income is a result of the operating income drop of our jointly controlled companies during the quarter.

Cash and Debt

Consolidated net debt, on June 30, 2005, reached R$609.8 million, in comparison to a net debt of R$598.0 million in March of this year, recording a 2.0% increase in the period. Such expansion is a result of a decreased cash generation by Suzanopar Petroquímica Ltd., due to the real appreciation in the period, and to the slight increase in Polibrasil's net debt (+3.0%), resulting from the working capital shortage, despite the positive effect from Petroflex's net debt (-6.4%) and from Riopol (-2.2%), also as a result of the real appreciation.

Suzano Petroquímica's consolidated net debt /EBITDA ratio was 2.7x versus 2.4x in March 2005, as a combined effect of the EBITDA decrease in the last 12 months and the small increase in the consolidated total debt. The consolidated net debt includes Riopol's debt as a balancing item for its cash generation.

Recent Events

- ✓ On June 20, Suzano Petroquímica and Basell International Holdings reached an agreement for the sale of Basell's entire shareholding interest at Polibrasil Participações S.A., Polibrasil Resinas S.A.'s indirect controlling group.
- ✓ On June 23, Riopol's Duque de Caxias (RJ) unit hosted its inauguration ceremony, with an annual production capacity of 540 thousand tons of polyethylene. Riopol is the first company to use natural gas fractions as petrochemical raw material (ethane and propane), integrating cracking and resin production processes (ethylene and polyethylene production in the same complex).
- ✓ On July 25, 2005 the definitive and binding agreement for the sale of the entire shareholding interest of Basell International Holdings at Polibrasi Participações by Suzano Petroquímica was signed. The amount to be paid for Basell's shares, net of the polypropylene compounding business, is US$253.8 million. The conclusion of the deal should be until the end of August.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- FEDERAL TAXPAYERS CODE	4- CLASSIFICATION	5- SHARE OF CAPITAL %	6-RELEVANCE ON COMPANY'S EQUITY %	7-TYPE OF COMPANY	8-QUANTITY OF SHARES OWNED CURRENTLY (IN THOUSANDS)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSANDS)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	81.14	1	663,116	663,116
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	17.09	1	144.376	144,376
3	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	26.91	1	120,606	120,606
4	POLIPROPILENO S/A	13.604.087/0001-58	5	98.11	28.10	1	121,530,186	121,530,186
5	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.89	16.90	1	22,418,888	22,418,888
6	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	40.70	1	352,001	342,618

4 - CLASSIFICATION:
1- PUBLIC OWNED SUBSIDIARY
2- PUBLIC OWNED AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INDIRECT SUBSIDIARY/AFFILIATE

7 - TYPE OF COMPANY:
1- COMMERCIAL, MANUFACTURING AND OTHER
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

16.01 - OTHER RELEVANT INFORMATION

In compliance with the Regulation on Differentiated Practices of Corporate Governance (Level 2), we present below the following information:

1) Stock position of every investor or shareholder with more than 5% of voting capital, either directly or indirectly, including individuals, as of June 30, 2005.

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Suzano Holding S.A.	97,365,154	99.99%	9,246,794	7.15%	106,611,948	47.03%
Other	10,292	0.01%	120,073,140	92.85%	120,083,432	52.97%
Total	97,375,446	100.00%	129,319,934	100.00%	226,695,380	100.00%

COMPOSITION OF CAPITAL STOCK - SUZANO HOLDING S.A.
CAPITAL STOCK - R$1,260,000,000.00

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
FANNY FEFFER	15,843,787	27.50%	12,311,433	25.15%	28,155,220	26.42%
BETTY V. FEFFER	12,958,830	22.50%	10,952,396	22.37%	23,911,226	22.44%
DANIEL FEFFER	7,199,345	12.50%	5,871,697	11.99%	13,071,042	12.27%
DAVID FEFFER	7,199,345	12.50%	5,845,058	11.94%	13,044,403	12.24%
JORGE FEFFER	7,199,345	12.50%	5,842,465	11.93%	13,041,810	12.24%
RUBEN FEFFER	7,199,345	12.50%	5,840,016	11.93%	13,039,361	12.24%
Other	3		2,296,935	4.69%	2,296,938	2.16%
Total	57,600,000	100.00%	48,960,000	100.00%	106,560,000	100.00%

2) Stock position of the Company's management bodies and controlling shareholders, as of June 30, 2005:

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Controlling shareholders	97,375,446	100.0	68,246,744	52.77	165,620,190	73.06
Supervisory board	-	-	214,786	0.17	214,786	0.09
Fiscal council	-	-	11,360	0.01	11,360	0.01
Board of directors	-	-	2,994	-	2,994	-
Others	-	-	60,846,050	47.05	60,846,050	26.84
TOTAL	97,375,446	100.00	129,319,934	100.00	226,695,380	100.00

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

3) We inform that, as of June 30, 2005, the Company had 61,073,190 shares outstanding in the market, equivalent to 26.94% of its total capital.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly--controlled subsidiary Rio Polímeros S.A. for the quarter ended June 30, 2005, whose investment amounts to R$405,853 thousand and represents 40.2% of the Company's assets, whose assets represent 45.5% of total consolidated assets, and generated an equity loss of R$974 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended June 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the statements of income for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, and issued unqualified review reports thereon, dated May 2, 2005 and August 4, 2004, respectively.

São Paulo, August 3, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,896	28,424	18,557	33,980
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(163)	(428)	(593)	(1,161)
3.06.03	FINANCIAL	1,322	1,756	491	463
3.06.03.01	INTEREST INCOME	1,514	2,091	601	759
3.06.03.02	INTEREST EXPENSE	(192)	(335)	(110)	(296)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	9,737	27,096	18,659	34,678
3.07	OPERATING RESULT	10,896	28,424	18,557	33,980
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	10,896	28,424	18,557	33,980
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(355)	(462)	(25)	(25)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,541	27,962	18,532	33,955
	QUANTITY OF SHARES (except treasury shares - in thousands)	663,116	663,116	629,703	629,703
	INCOME PER SHARE	0.01590	0.04217	0.02943	0.05392
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	7,728	21,090	10,775	19,115
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(232)	(495)	(247)	(464)
3.06.03	FINANCIAL	34	120	100	146
3.06.03.01	INTEREST INCOME	89	176	153	204
3.06.03.02	INTEREST EXPENSE	(55)	(56)	(53)	(58)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	7,926	21,465	10,922	19,433
3.07	OPERATING INCOME	7,728	21,090	10,775	19,115
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	7,728	21,090	10,775	19,115
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	7,728	21,090	10,775	19,115
	QUANTITY OF SHARES (except treasury shares - in thousands)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.05353	0.14608	0.07463	0.13240
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	18,166	30,063	10,744	31,469
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(8)	(162)	(5)	(39)
3.06.03	FINANCIAL	(17)	(36)	(9)	(18)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSE	(17)	(36)	(9)	(18)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	18,191	30,261	10,758	31,526
3.07	OPERATING INCOME	18,166	30,063	10,744	31,469
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	18,166	30,063	10,744	31,469
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	18,166	30,063	10,744	31,469
	QUANTITY OF SHARES (except treasury shares - in thousands)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.07531	0.12463	0.04454	0.13046
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	46,505	105,018	51,271	90,346
3.02	DEDUCTIONS OF GROSS REVENUE	(12,094)	(27,322)	(13,329)	(22,910)
3.03	NET REVENUE (SALES AND SERVICES)	34,411	77,696	37,942	67,436
3.04	COST OF GOODS AND SERVICES SOLD	(32,522)	(73,530)	(34,657)	(60,500)
3.05	GROSS PROFIT	1,889	4,166	3,285	6,936
3.06	OPERATING EXPENSES/REVENUES	(3,911)	(8,511)	(2,811)	(4,709)
3.06.01	SELLING EXPENSES	(3,983)	(8,621)	(2,835)	(4,774)
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	72	110	24	65
3.06.03.01	INTEREST INCOME	78	154	39	85
3.06.03.02	INTEREST EXPENSE	(6)	(44)	(15)	(20)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	(2,022)	(4,345)	474	2,227
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(2,022)	(4,345)	474	2,227
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(161)	(759)
3.11	DEFERRED INCOME TAX	667	1,423	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(1,355)	(2,922)	313	1,468
	QUANTITY OF SHARES (except treasury shares - in thousands)	1,056,002	1,056,002	872,531	872,531
	INCOME PER SHARE			0.00036	0.00168
	LOSS PER SHARE	(0.00128)	(0.00277)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

19.01 - DESCRIPTION OF INFORMATION CHANGED

Table 16.01: complementation of Company information, in compliance with the regulation on Differentiated Practices of Corporate Governance (Level 2).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

INDEX

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended June 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes



Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. for the quarter ended June 30, 2005, whose investment represents R$405,853 thousand (40.2% of the Company's assets), whose assets represent 45.5% of total consolidated assets, and generated an equity pickup loss of R$974 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, originated from the financial statements of this jointly-controlled subsidiary, is based on the report of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended June 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the statements of income for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, and issued unqualified review reports thereon, dated May 2, 2005 and August 4, 2004, respectively.

São Paulo, August 3, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4-NIRE
35 300 187865

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9066	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3813-5563	3037-9076		

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2005	12/31/2005	2nd	04/01/2005	06/30/2005	4th	01/01/2005	03/31/2005

9- AUDITOR NAME	10 -CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NAME OF THE ENGAGEMENT PARTNER	12 - FEDERAL TAXPAYERS' CODE
João Eugenio Leitão Filho	860.061.428-72

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousands)	1-CURRENT QUARTER 06/30/2005	2-PRIOR QUARTER 03/31/2005	3-SAME QUARTER OF LAST YEAR - 06/30/2004
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	129,320	129,320	123,820
TOTAL	226,695	226,695	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION Total
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/20/2005	Dividends	05/31/2005	ON	0.12400
02	EOGSM	04/20/2005	Dividends	05/31/2005	PN	0.12400

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAID-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF CHANGE	3-CAPITAL STOCK (In R$ THOUSANDS)	4-AMOUNT OF CHANGE (In R$ THOUSANDS)	5-ORIGIN OF CHANGE	6-QUANTITY OF SHARES ISSUED	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
08/17/2005	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
1	TOTAL ASSETS	1,009,630	1,022,909
1.01	CURRENT ASSETS	24,712	22,728
1.01.01	CASH AND CASH EQUIVALENTS	21,012	17,710
1.01.01.01	CASH AND BANK ACCOUNTS	73	48
1.01.01.02	TEMPORARY CASH INVESTIMENTS	20,939	17,662
1.01.02	CREDITS	3,654	4,930
1.01.02.01	RECOVERABLE TAXES	3,113	3,442
1.01.02.02	DEFERRED INCOME TAXES	228	694
1.01.02.03	OTHER CREDITS	313	794
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	46	88
1.01.04.01	PREPAID EXPENSES	46	88
1.02	NONCURRENT ASSETS	10,719	10,689
1.02.01	MISCELLANEOUS CREDITS	248	218
1.02.01.01	DEFERRED INCOME TAXES	248	218
1.02.02	LOANS DUE FROM RELATED PARTIES	10,471	10,471
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	10,471	10,471
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	974,199	989,492
1.03.01	INVESTMENTS	973,340	988,738
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	968,999	984,230
1.03.01.02.01	SUZANO QUÍMICA LTDA.	798,546	807,305
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	170,453	176,925
1.03.01.03	OTHER INVESTMENTS	4,341	4,508
1.03.01.03.01	UNAMORTIZED GOODWILL	4,341	4,508
1.03.02	PROPERTY AND EQUIPMENT	859	754
1.03.02.01	OTHER ASSETS	859	754
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
2	TOTAL LIABILITIES	1,009,630	1,022,909
2.01	CURRENT LIABILITIES	8,627	36,439
2.01.01	LOANS	6,510	6,307
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	83	475
2.01.04.01	TAXES PAYABLE	83	475
2.01.05	DIVIDENDS PAYABLE	39	28,132
2.01.06	PROVISIONS	669	524
2.01.06.01	BONUS PROVISION	669	524
2.01.07	DEBT WITH RELATED COMPANIES	302	285
2.01.08	OTHER	1,024	716
2.01.08.01	SALARIES AND PAYROLL TAXES	943	684
2.01.08.02	ACCOUNTS PAYABLE	81	32
2.02	LONG TERM LIABILITIES	3,881	3,766
2.02.01	LOANS	3,152	3,127
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	729	639
2.02.03.01	OTHER	729	639
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	997,122	982,704
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVES	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	41,460	27,042

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING REVENUES (EXPENSES)	14,853	41,746	25,694	45,146
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4,287)	(8,708)	(3,382)	(7,409)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(4,287)	(8,708)	(3,382)	(7,409)
3.06.03	FINANCIAL	906	1,604	(64)	(181)
3.06.03.01	INTEREST INCOME	1,372	2,402	297	584
3.06.03.02	INTEREST EXPENSE	(466)	(798)	(361)	(765)
3.06.04	OTHER OPERATING INCOME	132	132	0	0
3.06.05	OTHER OPERATING EXPENSES	(167)	(334)	(167)	(334)
3.06.05.01	GOODWILL AMORTIZATION	(167)	(334)	(167)	(334)
3.06.06	EQUITY PICK UP FROM INVESTEES	18,269	49,052	29,307	53,070
3.07	OPERATING INCOME	14,853	41,746	25,694	45,146
3.08	NON OPERATING INCOME	0	5	(10)	(10)
3.08.01	INCOME	0	5	0	0
3.08.02	EXPENSES	0	0	(10)	(10)
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	14,853	41,751	25,684	45,136
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	(435)	(291)	193	193
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	14,418	41,460	25,877	45,329
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0,06360	0,18289	0,11699	0,20493
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.

Politeno Indústria e Comércio S.A.

Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

Petroflex Indústria e Comércio S.A.

Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A.

Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the last quarter of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming mainly at the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and normative ruling from Brazilian Securities Exchange Commission (CVM).

For comparability purposes, certain data for the period ended June 30, 2004 have been reclassified, to conform to current financial statements.

3 - SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

4 - CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes the Company and its direct and indirect subsidiaries and the jointly-controlled subsidiaries, which were consolidated proportionally, as follows:

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.38%	98.11%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do Nordeste S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	89.06%	86.59%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.89%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

The consolidation procedures applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2004.

The reconciliation of net income for the six-month period ended June 30, 2004 of the Company and the consolidated net income is as follows:

Consolidated financial statements	45,278
Adjustments in subsidiaries shareholders' equity	51
Company's individual financial information	45,329

5 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	06/30/05	03/31/05
Domestic	211,792	200,186
Overseas	68,576	66,678
Discounted notes	(121,638)	(45,906)
Allowance for doubtful accounts	(8,899)	(18,075)
	149,831	202,883

Accounts receivable are stated net of vendor operations, totaling R$ 80,203 as of June 30, 2005 (R$70,192 as of March 31, 2005). See note 19.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

RECEIVABLES' AGING SUMMARY	06/30/05	03/31/05
Current receivables:		
01 to 30 days	116,322	164,401
31 to 60 days	80,206	71,213
61 to 90 days	32,015	31,920
91 to 360 days	14,457	9,877
More 360 days	6,193	4,827
	249,193	282,238
Past-due receivables:		
01 to 30 days	7,505	9,354
31 to 60 days	2,125	6,957
61 to 90 days	1,632	4,991
91 to 360 days	11,310	8,893
More 360 days	8,603	16,475
	31,175	46,670
Discounted notes	(121,638)	(107,950)
Allowance for doubtful accounts	(8,899)	(18,075)
Total	149,831	202,883

Criteria for recognition of allowance for doubtful accounts:

Jointly-controlled subsidiaries provide for doubtful accounts based on analysis of historical losses, evaluation of doubtful account balances, specific portfolio risks, past experience and ongoing negotiations.

6 - INVENTORIES - CONSOLIDATED

	06/30/05	03/31/05
Finished goods	121,544	108,440
Work in process	1,234	674
Raw material	45,669	37,102
Auxiliary and maintenance materials and other	14,696	14,501
	183,143	160,717

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

7 - RECOVERABLE TAXES - CONSOLIDATED

	06/30/05	03/31/05
Income tax and social contribution	5,446	5,071
Recoverable ICMS (net of provision for losses)	132,780	122,297
Other taxes	8,979	4,979
	147,205	132,347
Current portion	32,412	35,329
Noncurrent portion	114,793	97,018

From the total balance of recoverable ICMS as of June 30, 2005:

a) R$38,685 (R$38,704 as of March 31, 2005) relates to Politeno. The management of this jointly-controlled subsidiary is making efforts to collect these credits, as well as has adopted measures aimed at reducing the future generation of credits. In addition, the alienation of a portion of these credits to third parties was already formalized, pending of approval of the subject transfers by the Finance Agency of the State of Bahia. During the semester, Politeno received authorization by the Finance Agency of the State of Bahia to trade R$5,064 (R$2,032 for the first quarter of 2005), which were negotiated during the quarter.

In the case of Politeno, negotiations have been conducted with the Finance Agency aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast program and the use of credits to pay for the indirect importation of petrochemical naphtha.

b) From the total balance of recoverable ICMS as of June 30, 2005, R$48,661 (R$46,884 as of March 31, 2005) relate to Rio Polímeros, amount reflecting the long-term obligation, based on Decree Law # 25,665/99, from the importation of equipment and spare parts for the plant.

c) From the total balance of recoverable ICMS as of June 30, 2005, R$42,200 (R$33,626 as of March 31, 2005) relate to Polibrasil, which is adopting certain measures to collect these credits demonstrated as follows:

- Deferral of ICMS on internal operations and imports of supplies, machinery, equipment, parts and accessories of fixed assets for the plant located at Duque de Caxias - RJ;
- In the Camaçari plant, the deferral of ICMS on purchase of foreign purchases and exemption of ICMS on imported equipment;
- In addition, management is awaiting approval for the negotiation of accumulated credits (approximately R$7 million) with suppliers. For these cases, an allowance for losses in the amount of R$2,046 was recognized, reflecting the discount experience occurred to date.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

The management of the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the subject carrying amount to the likely recoverable value.

8 - INCOME AND SOCIAL CONTRIBUTION TAXES - CONSOLIDATED

a) Deferred taxes

Tax credits recognized by jointly-controlled subsidiaries over temporary differences and tax losses, as follows:

	06/30/05					
	Rio Polímeros	Petroflex	Polibrasil Participações	Politeno	Suzano Petroquímica	Total
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	228	228
	-	35	2,436	-	228	2,699
Noncurrent portion						
Tax losses	581	-	715	-	-	1,296
Temporary differences	-	9,257	4,592	2,544	248	16,641
	581	9,257	5,307	2,544	248	17,937
Current portion						
Tax losses	-	35	2,436	-	-	2,471
Temporary differences	-	-	-	-	694	694
	-	35	2,436	-	694	3,165
Noncurrent portion						
Tax losses	358	-	741	-	-	1,099
Temporary differences	-	8,437	8,275	2,155	218	19,085
	358	8,437	9,016	2,155	218	20,184

The companies recognized deferred income taxes on tax losses from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30% of yearly taxable income. The companies expect to recover these tax credits as follows:

- Rio Polímeros S.A. - to 2006;
- Petroflex Indústria e Comércio S.A. - to 2009;
- Polibrasil Participações S.A. - to 2009;
- Politeno Indústria e Comércio S.A. - to 2009.

b) Reconciliation

	Consolidated	
	06/30/05	06/30/04
Income before taxes on income	56,533	58,428
Tax losses of subsidiaries which have not recognized tax credits	7,961	8,591
	64,494	67,019
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(21,928)	(22,786)
Exchange variation on investments in foreign subsidiaries	(1,350)	3,368
Tax incentives	8,454	5,103
Amortized goodwill	(427)	(427)
Tax losses	203	1,648
Effects from other permanent additions (exclusions)	236	253
Total charge to income	(14,812)	(12,841)
Income and social contribution taxes - current	(10,897)	(12,734)
Income and social contribution taxes - deferred	(3,915)	(107)
	(14,812)	(12,841)

9 - INVESTMENTS

	Consolidated		Company	
	06/30/05	03/31/05	06/30/05	03/31/05
Subsidiaries	-	-	968,999	984,230
Unamortized goodwill (*)	-	-	4,341	4,508
Other investments carried at cost				
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - Norquisa (a)	63,445	63,427	-	-
Provision for losses	(33,262)	(33,364)	-	-
Other	7,198	7,307	-	-
	70,766	70,755	973,340	988,738

(*) The consolidated financial statements reflect goodwill under deferred charges. See note 11.

The subsidiaries' quarterly financial information as of June 30, 2005 and the financial statements as of March 31, 2005 were reviewed by independent auditors.

(a) The subsidiary Polipropileno Participações S.A. and the jointly-controlled subsidiary Politeno Indústria e Comercio S.A. own 10.93% e 11.11%, respectively, of the capital stock of Nordeste Química S.A. - NORQUISA. These investments are carried at cost, which reflect the equity method based on the financial statements of NORQUISA as of May 31, 2002, when the joint control by Polipropileno e Politeno became ineffective because of the statutory restructuring of Braskem S.A. During 2002, a provision for a permanent loss in these investments was recorded.

Unamortized negative goodwill has been recorded as deferred income in the consolidated financial statements, being originated from the following subsidiaries:

Direct Owner	Subsidiary	Negative goodwill
Suzano Química Ltda.	Petroflex Industria e Comércio S.A.	17,593
Suzano Química Ltda.	Polipropileno Participações S.A.	2,859
Polibrasil Participações S.A.	Polipropileno S.A.	10,871
Polipropileno S.A.	Polibrasil Resinas S.A.	1,711
		33,034

Investment data and summary of activity of direct subsidiaries' investment accounts:

	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
Subsidiaries			
a) % Share Ownership			
June 30, 2005 and March 31, 2005			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries			
June 30, 2005			
Capital stock	663,116	144,376	
Adjusted shareholders' equity	798,546	170,453	
Adjusted results for the period	7,962	21,090	
c) Investment activity			
Balance -- December 31, 2003	678,845	152,430	831,275
Distributed profits	(5,000)	(33,300)	(38,300)
Purchase and subscription of shares	32,525	-	32,525
Equity pickup	83,514	44,433	127,947
Balance -- December 31, 2004	789,884	163,563	953,447
Distributed profits	(19,300)	(14,200)	(33,500)
Equity pickup	27,962	21,090	49,052
Balance -- June 30, 2005	798,546	170,453	968,999

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

		Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
		Rio Polímeros S.A. (1)	Polibrasil Participações S.A.	Suzanopar Petroquímica Ltd.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a)	% Share Ownership June 30, 2005 and March 31, 2005						
	Voting capital	33.33%	50.00%	100.00%	20.14%	89.06%	35.00%
	Total capital	33.33%	50.00%	100.00%	20.12%	86.59%	33.89%
b)	Information on subsidiaries June 30, 2005						
	Capital stock	1,220,318	275,080	20,490	161,880	66,344	359,868
	Adjusted shareholders' equity	1,217,558	497,162	33,595	337,787	22,445	492,926
	Adjusted results for the period	(2,922)	30,063	665	68,864	(285)	45,019
c)	Investment activity						
	Balance -- December 31, 2003	298,008	206,337	165,675	41,274	19,522	140,019
	Subscription of shares	74,746	-	-	-	-	-
	Purchase of shares	-	-	-	-	392	-
	Capital reduction (2)	-	-	(81,558)	-	-	-
	Goodwill	-	-	-	-	295	-
	Interest on Capital	-	-	-	(3,143)	-	-
	Dividends	-	(1,715)	-	(7,134)	-	(38,049)
	Equity pickup	424	68,061	(2,888)	20,370	(527)	45,074
	Balance -- December 31, 2004	373,178	272,683	81,229	51,367	19,682	147,044
	Subscription of shares	33,649	-	-	-	-	-
	Capital reduction (2)	-	-	(44,327)	-	-	-
	Dividends	-	(39,133)	-	-	-	-
	Equity pickup	(974)	15,031	(3,307)	16,593	(247)	21,466
	Balance - June 30, 2005	405,853	248,581	33,595	67,960	19,435	168,510
	Last stock price at São Paulo Stock Exchange - BOVESPA					(3)	
	06/23/05 - PNA	-	-	-	-	-	18.41
	06/30/05 - PNB	-	-	-	-	-	5.50
	05/20/05 - ON	-	-	-	19,600.00	-	-
	06/30/05 - PNA	-	-	-	17,500.00	-	-

(1) Pre-operating stage enterprise - according to the investment project, Suzano Química Ltda. will be required to subscribe additional capital funds amounting to approximately US$20.9 million up to the completion of the project.

(2) For purposes of transfer of funds to Rio Polímeros S.A.

(3) There is no recent market price for the stock of this subsidiary.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Related Parties

Consolidated	06/30/05		03/31/05	
	Liabilities		Liabilities	
	Current Accounts payable	Noncurrent Accounts payable	Current Accounts payable	Noncurrent Accounts payable
For transactions of the Company with non-consolidated related parties	302	-	285	-
For transactions of Suzano Química Ltda. with non--consolidated related parties	21	-	33	-
Related parties in consolidation of jointly-controlled subsidiaries:				
Polibrasil Participações S.A. (1)	4,876	15,324	5,501	16,962
Petroflex Indústria e Comércio S.A.	8	-	8	-
Total	5,207	15,324	5,827	16,962

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,595 thousand plus interest of 8% per year with yearly payments until 2008.

Company	06/30/05		03/31/05	
	Assets Noncurrent	Liabilities Current	Assets Noncurrent	Liabilities Current
	Advance for future capital increase	Accounts payable	Advance for future capital increase	Accounts payable
With consolidated parties- Suzano Química Ltda.	10,471	-	10,471	-
With non-consolidated parties- Suzano Holding S.A.	-	302	-	285
Total	10,471	302	10,471	285

There are no relevant commercial transactions among related companies.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Yearly average rate of depreciation	06/30/05			03/31/05		
		Cost	Depreciation	Residual Value	Cost	Depreciation	Residual Value
Land		16,676	-	16,676	16,513		16,513
Building	4%	68,753	(26,500)	42,253	68,851	(25,897)	42,954
Building	2.5%	14,612	(2,394)	12,218	14,612	(2,298)	12,314
Building	5%	21,823	(14,958)	6,865	21,798	(14,731)	7,067
Machinery and equipment	10%	348,061	(127,516)	220,545	353,220	(118,564)	234,656
Machinery and equipment	5.7%	53,860	(21,398)	32,462	53,860	(20,620)	33,240
Machinery and equipment	6.7%	163,235	(131,333)	31,902	161,514	(129,880)	31,634
Furniture, fixture and installations	10%	25,752	(17,471)	8,281	22,476	(16,957)	5,519
Vehicles	20%	2,582	(1,414)	1,168	2,465	(1,358)	1,107
Leasehold improvements	50%	470	(171)	299	288	(148)	140
Leasehold improvements	4.7%	988	(902)	86	987	(896)	91
Computer equipment and other	20%	7,413	(3,361)	4,052	6,179	(3,130)	3,049
Other		117	-	117	117		117
Construction in progress		802,842	-	802,842	815,170		815,170
		1,527,184	(347,418)	1,179,766	1,538,050	(334,479)	1,203,571

As of June 31, 2005, approximately R$753,210 (R$775,754 as of March 31, 2005) of the balance of "construction in progress" is related to the construction, assembly and engineering of the plant of Rio Polímeros by the group ABB Lummus/Snamprogetti contracted as of July 1, 2000. On June 1, 2000, an agreement with Univation Technologies related to licensing of the right of use of polyethylene production technology was signed. As of March 15, 2000, the agreement with ABB Lummus Global Technologies related to licensing the right of use of ethylene production technology was signed.

Statement of assignment of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the Municipal Law No. 1,519 of May 5, 2000 (published in the City Bulletin No. 4,176), Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

11 - DEFERRED CHARGES - CONSOLIDATED

	06/30/05						03/31/05
	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Net book value	Net book value
Polibrasil Participações S.A.	26,767	4,598	600	-	(20,241)	11,724	11,450
Politeno Indústria e Comércio S.A.	-	21,391	-	-	(20,259)	1,132	1,218
Rio Polímeros S.A.	-	108,986	-	-	-	108,986	86,789
Suzano Petroquímica S.A.	-	-	4,341	-	-	4,341	4,508
	26,767	134,975	4,941	-	(40,500)	126,183	103,965

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year, using this advanced technology of the other shareholder of Polibrasil, namely Basell, a worldwide leader in the production of polypropylene.

Pre-operating expenses

As of September 13, 2002, Rio Polímeros and Petrobrás signed agreements to build a water transportation system to serve both companies with half the funds required by each party. The construction began in April 2003. The planning and management of the construction work have been conducted under the responsibility of Petrobrás.

12 - LOANS

	Consolidated		Company	
	06/30/05	03/31/05	06/30/05	03/31/05
Investments' funding	19,117	18,660	9,662	9,434
Brazilian Development Bank - BNDES	281,176	280,591	-	-
In foreign currency	403,954	451,919	-	-
Other	70,593	19,204	-	-
	774,840	770,374	9,662	9,434
Current portion	180,958	142,406	6,510	6,307
Noncurrent portion	593,882	627,968	3,152	3,127

The Company's loan is related to the purchase of capital shares in the privatization of Politeno Indústria e Comércio S.A., bearing interest at 6.5% per year plus monetary restatement based on the TR variation, and matures in biannual installments up to 2006.

The consolidated loans include, additionally, the following:

- POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

  - R$9,455 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 - guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

  - Loan (Spheripol/Splitter) - R$101,070 - resources from BNDES (R$30 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (The Netherlands Development Bank) (US$30 million) bearing interest at 6-month LIBOR plus 2.5% to 3.5% per year. Polibrasil plants located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantees to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter amounting to US$10 million.

  - Financing from Banco ABN (credit line 4131) - R$35,640 - amortization of the principal from 2008 to 2010. This financing is subject to semiannual Libor plus 2.75% per year.

  - Advanced collection of exports - R$23,042- interest at 6-month LIBOR plus 4.5% per year and exchange variation - maturities until March 2009.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

As of June 30, 2005, the Company has complied with all covenants contained in the financing agreements with FMO, BNDES and ABN.

- POLITENO INDÚSTRIA E COMÉRCIO S.A.

  – Foreign currency - R$30,560 - LIBOR plus 2.00% to 3.98% per year and impact of exchange variation;

  – Local currency - R$2,362 - TJLP plus 2.5% to 8.3% per year.

- PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

  – Local currency - R$9,359 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

  – Advance collection of exports - R$4,034 - Libor plus 3.16% to 4.0% per year and impact of exchange variation;

  – Foreign currency - Exim-Bank - R$747 - Libor plus 1.22% per year and impact of exchange variation;

- RIO POLÍMEROS S.A.

  – Local currency - BNDES - R$193,420 - TJLP plus 5% per year; R$36,792 - BNDES's basket of currencies plus 5% per year.

  – Foreign currency - R$257,545 - Interest at 5.51% per year plus impact of exchange variation.

  – Interest expenses have been capitalized during the construction phase.

  – The subsidiary offered as guarantee the future cash flow from operations, supported by export contracts, and shareholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2006	42,401	3,152
2007	67,911	-
2008	71,988	-
2009	82,713	-
2010 and later	328,869	-
	593,882	3,152

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

The jointly controlled subsidiaries have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	06/30/05	03/31/05
Tax Contingencies		
Politeno Indústria e Comércio S.A.	750	743
Polibrasil Participações S.A.	3,521	5,125
Petroflex Indústria e Comércio S.A. (1)	70,685	64,300
	74,956	70,168
Labor Disputes		
Politeno Indústria e Comércio S.A.	1,164	815
Polibrasil Participações S.A.	1,921	1,914
Petroflex Indústria e Comércio S.A.	539	546
	3,624	3,275
Civil Disputes		
Polibrasil Participações S.A.	2,780	2,714
	81,360	76,157

(1) Relates, mainly, to a court dispute on credits for the Federal Excise Tax - IPI based on a theory that defends that taxpayers can use the subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

Labor lawsuit concerning Clause 4 - relating to the subsidiaries Polibrasil Resinas (only Camaçari) and Politeno

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, state of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

14 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. The remaining balance of profits will have the destination decided in the Shareholders' Meeting, as proposed by Management, with the approval of the Board of Directors, with the option of designating up to 90% of net income to the Reserve for Capital Increase, in order to ensure adequate operating conditions. This reserve may not surpass 80% of capital. The balance remaining after the recognition of this Reserve for Capital Increase may be destined to the Special Statutory Reserve, the balance of which being limited to 20% of capital.

15 - NET SALES AND COST OF SALES - CONSOLIDATED

	06/30/05			06/30/04		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	673,372	(555,991)	117,381	609,836	(489,802)	120,034
Foreign market	146,657	(125,988)	20,669	101,338	(83,890)	17,448
	820,029	(681,979)	138,050	711,174	(573,692)	137,482

16 - COMPENSATION OF THE BOARD OF DIRECTORS

	06/30/05		06/30/04	
	Consolidated	Company	Consolidated	Company
Total compensation	1,612	275	1,272	172

17 - FINANCIAL INCOME (EXPENSE) - CONSOLIDATED

	06/30/05	06/30/04
Financial expenses	(27,875)	(25,690)
Exchange variation on foreign-currency liabilities	19,755	(16,689)
	(8,120)	(42,379)
Financial income	12,027	9,666
Exchange variation on foreign-currency assets	(1,712)	10,787
	10,315	20,453

18 - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	06/30/05	06/30/04
Net sales	820,029	711,174
Gross profit	138,050	137,482
Operating expenses:		
Selling expenses	(51,394)	(41,842)
Administrative expenses	(28,856)	(24,380)
Other operating income (expense)	(659)	3,103
Earnings before interest and taxes (EBIT)	57,141	74,363
Goodwill amortization	1,257	1,257
Depreciation/amortization	23,163	22,990
Earnings before interest, taxes, depreciation and amortization (EBITDA)	81,561	98,610
Margin (EBITDA/net sales)	9.95%	13.87%

19 - FINANCIAL INSTRUMENTS

Estimated market values of financial instruments included in the balance sheet as of June 30, 2005 which differ from the amounts in the financial statements are as follows:

Company and consolidated

	Account balance	Market value
Loans in local currency	9,662	9,378

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits receivable from subsidiaries and investment-funding loans.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Asset balances, representing permanent investments in subsidiaries, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value of future cash flows, using discount rates similar to instruments of the same nature.

The investment in Petroquímica União S.A. (PQU), by the jointly-controlled subsidiary Polibrasil Resinas S.A., is carried at cost and amounts to R$66.7 million (R$33.4 million - participation of the company). This investment, if valued at the price of PQU stock at the São Paulo Stock Exchange as of June 30, 2005, would correspond to R$89.7 million (R$44.8 million - participation of the company).

The investments in Nordeste Química S.A. - NORQUISA is carried at the cost method by the jointly-controlled subsidiaries Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A., as discussed in note 9. There are no parameters to determine the market value of these investments due to the fact that NORQUISA is a privately held company.

The subsidiaries informed in their financial statements that they estimated their assets and liabilities at the market value, concluding that book values are not significantly different when compared to market values.

The jointly-controlled subsidiaries Petroflex, Politeno and Polibrasil Resinas S.A. had open Vendor operations amounting to R$1,308, R$5,017 and R$73,878, respectively, as of June 30, 2005 (R$3,664, R$4,480 and R$62,043 on March 31, 2005) recorded as reduction of trade accounts receivable. These enterprises guarantee these amounts and must pay the financial institutions in case of delinquency by subject clients. These companies have not experienced material losses from these transactions.

The balance of recoverable taxes - ICMS (as discussed in note 7), according to applicable legislation, is destined for compensation with ICMS to be generated in future sales. The credits do not bear interest and there is no open market to trade them.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

20 - INSURANCE

The Company and its subsidiaries have policies to maintain adequate insurance coverage for risks on property, plant and equipment and inventories, based on the advice of their insurance consultants.

	Covered risks	Amount coverage
Suzano Petroquímica S.A.		
Civil liability	Directors and managers	23,504
Civil liability	Operations and products in Brazil	12,657
Civil liability	Products abroad and civil construction	7,594
Civil liability	Miscellaneous	12,421
Petroflex Indústria e Comércio S.A.		
Inventories and supplies	Fire, lightning and explosion	90,876
Buildings and (own) contents, plus loss of profits		1,009,749
Civil liability	Directors and managers	23,504
Civil liability	Miscellaneous	19,750
Rio Polímeros S.A.		
Terrorism	Business interruption	353,500
Civil liability	Buildings, assembly and machinery and equipment installation	23,504
Civil liability	Commercial and industrial sites	23,504
Storage	Goods	16,500
Civil liability	Directors and managers	19,414
Civil liability	Miscellaneous	16,655
Polibrasil Participações S.A.		
Operations and products	Civil liability and loss of profits	371,000
Industrial units	Fire	688,000
Civil liability	Miscellaneous	38,000
Politeno Indústria e Comércio S.A.		
Operations and products	Operating risks and loss of profits	750,033
Civil liability	Directors and managers	23,504
Civil liability	Miscellaneous	3,119

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

21 - GUARANTEES

Guarantees provided to subsidiaries were as follows:

	06/30/05	03/31/05
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	18,608	19,886
Joint guarantees with Suzano Bahia Sul Papel e Celulose S.A.		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	30,095	33,155
Total	48,703	53,041

22 - PENSION PLANS

The jointly-controlled subsidiaries Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor supplementary pension plans for their employees, accounted for in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and a portion of Petroflex's is a mixed plan (defined benefit and defined contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension benefits (in relation to the pension benefits by the mandatory Federal pension system) for employees (and their direct relatives). The sponsors and employees make monthly contributions based on monthly salaries.

Petroflex, besides Previnor, sponsors for a portion of its employees a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The jointly-controlled subsidiaries Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to their financial statements, there are no cases of additional deficit of sponsors' responsibility to be recognized.

In January 2005, the Company established a defined-contribution supplementary pension plan for its employees, through the contracting of a solid financial institution. The plan, named Suzano Prev, was established together with other companies of Suzano Group. In accordance with the bylaws of Suzano Prev, the Company's contributions during the quarter totaled R$43.

01:01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

23 - SUBSEQUENT EVENT

In a Significant Event Notice published on June 20, 2005, the Company and Basell International Holdings BV disclosed the agreement entered into for the sale of 100% of the shares held by the later in Basell Brasil Poliolefinas Ltda., whose sole asset is the share in the capital of Polibrasil Participações S.A. Through this operation, the Company will become the indirect holder of 98.1% of the capital of Polipropileno S.A., which, in turn, holds 100% of Polibrasil, an operating company with total production capacity of 625 kta of polypropylene and 25 kta of polypropylene compounds. On the same date, the Company also communicated that the agreement also provides for the simultaneous sale to Basell of the total polypropylene compound business of Polibrasil.

On July 26, 2005, a new Significant Event Notice was published informing that on July 25, 2005 the definite and binding agreement related to the operation had been signed, whose financial settlement must occur through the end of August of the current year, subject to precedent conditions. It was also informed that the price for 100% of the shares of Basell Brasil Poliolefinas Ltda., net of the transfer of the polypropylene compound business, is US$253.8 million.

After this transaction, Suzano Petroquímica will become a company with an integrated strategic and operating management, representing an important stage in the process of converting its long-term strategic view into reality. For Polipropileno S.A. this operation reiterates the plans of the shareholder Suzano Petroquímica S.A. of seeking sustainable growth of its businesses, consolidating its leadership position in polypropylene resins through Polibrasil Resinas S.A.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 06/30/2005	Company 06/30/2005
SOURCES OF FUNDS		
From operations:		
Net income	41,460	41,460
Minority interest	261	-
Items not affecting working capital:		
Depreciation and amortization	23,163	69
Splitter depreciation - Polibrasil	4,079	-
Net book value of property, plant and equipment disposals	107	17
Deferred income taxes - long term	1,063	(60)
Provision	14,088	-
Equity pickup in subsidiaries	-	(49,052)
Goodwill amortization	1,257	334
Monetary and exchange variations on long-term items, net	(9,845)	37
Other	323	-
Funds from operations	75,310	(7,195)
Other sources:		
Borrowings (long-term loans)	29,770	-
Increase in long-term liabilities	30,326	180
Dividend of subsidiaries	-	33,500
Realization of recoverable ICMS	9,535	-
Decrease in long-term assets	4,004	1,761
TOTAL SOURCES	148,855	28,246
USES OF FUNDS		
In permanent assets		
Additions to property, plant and equipment	18,075	158
Additions to deferred charges	32,932	-
	51,007	158
Increase in long-term assets	26,718	5,101
Dividends of minority interests	763	-
Decrease in long-term liabilities	50,710	3,120
TOTAL USES	129,198	8,379
INCREASE (DECREASE) IN WORKING CAPITAL	19,657	19,867
Increase (decrease) in current assets	38,075	(9,533)
Increase (decrease) in current liabilities	18,418	(29,400)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Consolidated 06/30/2005	Company 06/30/2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	41,460	41,460
Minority interest	261	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,163	69
Splitter depreciation - Polibrasil	4,079	-
Net book value of property, plant and equipment disposals	107	17
Equity pickup in subsidiaries	-	(49,052)
Goodwill amortization	1,257	334
Monetary and exchange variations on long-term items	(7,502)	474
Provision for contingencies	14,910	-
Deferred income taxes	3,117	290
Other	(859)	-
Changes in assets and liabilities:		
Decrease in trade account receivables	4,784	-
Decrease in inventories	(41,993)	-
Decrease (increase) in recoverable taxes	(21,431)	438
Increase in other current and long-term assets	(1,806)	(2,795)
Increase in trade accounts payable	19,796	-
Decrease in other current and long-term liabilities	(24,097)	(1,147)
Net cash from operating activities	15,246	(9,912)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(18,075)	(158)
Additions to deferred charges	(32,932)	-
Dividends of subsidiaries	-	33,500
Net cash from investing activities	(51,007)	33,342
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of dividends	(28,093)	(28,093)
Borrowings	199,811	-
Repayments of loans	(140,419)	(3,522)
Net cash from financing activities	31,299	(31,615)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,462)	(8,185)
Cash and cash equivalents at beginning of period	169,497	29,197
Cash and cash equivalents at end of period	165,035	21,012

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

See "Comments on Consolidated Performance" (Group 08).

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
1	TOTAL ASSETS	2,077,212	2,113,070
1.01	CURRENT ASSETS	556,852	606,240
1.01.01	CASH AND CASH EQUIVALENTS	165,035	172,413
1.01.01.01	CASH AND BANK ACCOUNTS	34,850	3,659
1.01.01.02	TEMPORARY CASH INVESTMENTS	130,185	168,754
1.01.02	CREDITS	206,652	269,942
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	149,831	202,883
1.01.02.02	RECOVERABLE TAXES	32,412	35,329
1.01.02.03	DEFERRED INCOME TAXES	2,699	3,165
1.01.02.04	OTHER CREDITS	21,710	28,565
1.01.03	INVENTORIES	183,143	160,717
1.01.04	OTHER	2,022	3,168
1.01.04.01	PREPAID EXPENSES	2,022	3,168
1.02	NONCURRENT ASSETS	143,645	128,539
1.02.01	MISCELLANEOUS CREDITS	143,645	128,539
1.02.01.01	RECOVERABLE TAXES	114,793	97,018
1.02.01.02	DEFERRED INCOME TAXES	17,937	20,184
1.02.01.03	JUDICIAL DEPOSITS	2,786	2,686
1.02.01.04	OTHER CREDITS	8,129	8,651
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,376,715	1,378,291
1.03.01	INVESTMENTS	70,766	70,755
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	70,766	70,755
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,179,766	1,203,571
1.03.03	DEFERRED CHARGES	126,183	103,965

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2005	4- 03/31/2005
2	TOTAL LIABILITIES	2,077,212	2,113,070
2.01	CURRENT LIABILITIES	294,274	314,719
2.01.01	LOANS	180,958	142,406
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	77,761	103,362
2.01.04	TAXES AND CONTRIBUTIONS	7,123	10,818
2.01.05	DIVIDENDS PAYABLE	66	28,922
2.01.06	PROVISIONS	2,018	2,742
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	2,018	2,742
2.01.07	DEBT WITH RELATED COMPANIES	5,207	5,827
2.01.08	OTHER	21,141	20,642
2.01.08.01	SALARIES AND PAYROLL TAXES	12,812	10,644
2.01.08.02	ACCOUNTS PAYABLE	8,329	9,998
2.02	LONG TERM LIABILITIES	744,782	774,772
2.02.01	LOANS	593,882	627,968
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	81,360	76,157
2.02.03.01	CONTINGENCIES	81,360	76,157
2.02.04	LOANS DUE TO RELATED COMPANIES	15,324	16,962
2.02.05	OTHER	54,216	53,685
2.02.05.01	DEFERRED INCOME TAXES	1,430	1,439
2.02.05.02	PENSION PLAN	4,566	4,586
2.02.05.03	ACCOUNTS PAYABLE	867	776
2.02.05.04	TAXES PAYABLE	47,353	46,884
2.03	DEFERRED INCOME	33,034	33,034
2.04	MINORITY INTEREST	8,000	7,841
2.05	SHAREHOLDERS' EQUITY	997,122	982,704
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,489	2,489
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,489	2,489
2.05.04	PROFIT RESERVES	126,890	126,890
2.05.04.01	LEGAL RESERVE	9,445	9,445
2.05.04.02	STATUTORY RESERVE	117,445	117,445
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	41,460	27,042

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 06/30/2005
COMMERCIAL AND MANUFACTURING COMPANIES AND OTHER (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

07.01 - CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	540,538	1,055,598	510,750	901,101
3.02	DEDUCTIONS OF GROSS REVENUE	(120,809)	(235,569)	(109,780)	(189,927)
3.03	NET REVENUE (SALES AND SERVICES)	419,729	820,029	400,970	711,174
3.04	COST OF GOODS AND SERVICES SOLD	(365,218)	(681,979)	(325,197)	(573,692)
3.05	GROSS PROFIT	54,511	138,050	75,773	137,482
3.06	OPERATING EXPENSES/REVENUES	(29,398)	(78,714)	(48,156)	(85,045)
3.06.01	SELLING EXPENSES	(25,480)	(51,394)	(23,359)	(41,842)
3.06.02	GENERAL AND ADMINISTRATIVE	(14,778)	(28,856)	(12,028)	(24,380)
3.06.03	FINANCIAL	10,051	2,195	(13,779)	(21,926)
3.06.03.01	INTEREST INCOME	4,609	10,315	15,397	20,453
3.06.03.02	INTEREST EXPENSE	5,442	(8,120)	(29,176)	(42,379)
3.06.04	OTHER OPERATING REVENUES	598	598	1,638	4,360
3.06.05	OTHER OPERATING EXPENSES	211	(1,257)	(628)	(1,257)
3.06.05.01	OTHER	839	0	0	0
3.06.05.02	GOODWILL AMORTIZATION	(628)	(1,257)	(628)	(1,257)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	25,113	59,336	27,617	52,437
3.08	NON OPERATING RESULT	(3,416)	(2,803)	4,779	5,991
3.08.01	REVENUES	(613)	0	4,779	5,991
3.08.02	EXPENSES	(2,803)	(2,803)	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	21,697	56,533	32,396	58,428
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3,634)	(10,897)	(6,221)	(12,734)
3.11	DEFERRED INCOME TAX	(3,483)	(3,915)	(206)	(107)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(162)	(261)	(92)	(309)
3.15	NET INCOME/LOSS FOR THE PERIOD	14,418	41,460	25,877	45,278
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	221,195	221,195
	INCOME PER SHARE	0.06360	0.18289	0.11699	0.20470
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Highlights of the First Half of the Year

Suzano Petroquímica signs definitive agreement for the acquisition of Polibrasil

- ✓ Through the signature, on July 25, of the definitive and binding agreement for the acquisition of Basell's stake in Polibrasil, Suzano Petroquímica reached a historical mark for the accomplishment of the Company's strategic goal to be a consolidating agent of the Brazilian petrochemical sector, focused on the Southeast region of Brazil.
- ✓ In addition, this transaction represents a fundamental qualitative upgrade: Suzano Petroquímica will cease to be only an investor and joint controller to become an operating company, by integrating its well known strategic management to the operating management of the largest producer of polypropylene in Latin America, becoming the third largest producer of thermoplastic resins in the region.
- ✓ After the closing of the transaction, Suzano Petroquímica will implement a corporate restructuring, aiming at simplifying its structure and formally becoming an operating company.
- ✓ Suzano Petroquímica confirms its strategic commitment both to the capital markets and to value creation to shareholders.

Riopol is launched

- ✓ Riopol, the first petrochemical complex to use natural gas fractions as petrochemical raw material in Brazil, with total installed capacity of 540 thousand tons per year, was launched on June 23, 2005. By the end of June 2005, Rio Polímeros had concluded its construction. The Company is beginning its start up process, and implementing final adjustments. The start up for the ethylene unit is estimated for the second half of August and the production of polyethylene for the beginning of September.
- ✓ Riopol enters the market with 300 customers, developed during the pre-marketing phase, including the main Brazilian converters, concentrated on the South, Southeast and Mid-west regions. Aiming at disseminating the "Riopol" brand in the petrochemical market, the pre-marketing activity has also allowed the company to structure its sales department, business management activities and internal management systems.
- ✓ This project confirms Suzano's innovative positioning, for the Company believed in an innovative project and anticipated the needs for diversification of raw material sources in the sector.

Highlights of the Results

- ✓ Consolidated net revenues was R$820 million, 15% above the first half of 2004.
- ✓ Consolidated production increased by 5.7%.
- ✓ Polibrasil: Operating rate in the quarter was above the historical level for the period and the company recorded a 26.6% recovery of sales volume in comparison to the first quarter of the year.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Consolidated Highlights (R$ million)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Net Revenues	419.7	401.0	4.7	820.0	711.2	15.3
Gross Income	54.5	75.8	(28.1)	138.0	137.5	0.4
Gross Margin	13.0	18.9	-5.9 p.p.	16.8	19.3	-2.5 p.p.
Net Income	14.4	25.9	(44.3)	41.5	45.3	(8.4)
Net Margin	3.4	6.5	-3.1 p.p.	5.1	6.6	-1.3 p.p.
EBITDA	27.4	53.6	(48.9)	81.6	98.6	(17.3)
EBITDA Margin	6.5	13.4	-6.9 p.p.	9.9	13.9	-4.0 p.p.

Industry and Economic Outlook

The international petrochemical scenario, in the first half of 2005, was marked by the converters' reduction of inventories built up by the end of 2004, when the prevailing outlook foresaw that higher oil prices would be passed along petrochemical products and that China would increase its demand for resins. The converters' inventories consumption, together with the temporary halt in resin purchases from China, have contributed for the retraction in thermoplastic sales worldwide, resulting in lower international prices during the H05. By the end of the period, after a significant drop in converters inventories, a demand recovery trend took place, resulting also in price recovery.

In Brazil, we noticed a similar scenario in petrochemical activities, but with some influence of the local economic fundamentals. The high interest rates in Brazil strongly slowed down economic activity, affecting industrial segments tightly linked to the thermoplastic resins demand. Important segments such as food and consumer goods industries, which are thermoplastic resins heavy-users, recorded a retraction in its activities in comparison to the same period of 2004, according to data from the Brazilian Institute of Geography and Statistics (IBGE). As a consequence, thermoplastic demand growth rate was below expectations. In polypropylene's case, apparent consumption (Abiquim - Brazilian Petrochemical Industry Association) in 1H05 recorded a 6% increase versus 1H04, what has not fully benefited domestic producers due to a higher resins imports in the period, strongly motivated by the Real appreciation. However, domestic producers have took advantage from good exports opportunities, what resulted in a 35% increase in export volumes versus 1H04.

Polyethylene's apparent consumption in 1H05 recorded a slight 2% drop in comparison to the same period of the previous year, and, as it was polypropylene's case, domestic producers have took advantage of exports opportunities to boost its export volumes by 25% versus 1H04. Thus, domestic polyethylene producers reached a production volume in 1H05, approximately 4% above the one recorded in the same period of 2004.

Recovery Outlook

The Brazilian interest rate decreasing outlook, in addition to the seasonal demand pick-up in the third quarter to fulfill year-end high demand, shall promote a recovery of the domestic petrochemical market, considering the converters' currently low inventories. Therefore, we expect increases in sales, price and margins to levels compatible with the recovery thatis beginning to be experienced in the international markets.

Growth in the world's main economies shall consolidate the demand recovery in petrochemical international markets during 2H05 and, therefore, the recovery at the industry's prices and margins, directly influencing the domestic market. In addition to this upturn, supply and demand of the main thermoplastic resins are fairly balanced, promoting the maintenance of price and margin levels. Finally, considering that the new worldwide polyethylene and polypropylene capacities, announced to be available from 2007 onwards, will not be enough to fulfill the expected demand for these resins, this improved prices and margins scenario may be extended.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Operating Performance of our Jointly Controlled Companies

Suzano Petroquímica, as a non-operating holding company, directly depends on the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 tons)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	153.7	147.5	4.2	278.4	273.6	1.7
Politeno	91.9	86.3	6.6	176.1	146.4	20.3
Petroflex	80.5	87.6	(8.1)	171.3	171.9	(0.3)
Rio Polimeros	NA	NA	NA	NA	NA	

Sales (000 tons)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	139.5	153.8	(9.2)	249.7	280.0	(10.8)
Domestic Market	115.2	131.5	(12.4)	209.8	237.4	(11.6)
Exports Market	24.3	22.3	9.1	39.9	42.6	(6.2)
Politeno	88.6	88.8	(0.3)	174.5	156.9	11.3
Domestic Market	70.8	78.9	(10.3)	139.4	142.2	(1.9)
Exports Market	17.8	9.9	79.3	35.1	14.7	139.0
Petroflex	83.4	86.2	(3.3)	166.5	175.4	(5.0)
Domestic Market	49.9	63.0	(20.7)	103.1	123.6	(16.5)
Exports Market	33.5	23.2	44.1	63.4	51.8	22.4
Rio Polimeros (DM)	9.9	12.7	(22.0)	21.9	22.9	(4.4)

DM - Domestic Market

Polibrasil

✓ Polibrasil's production in the quarter was 4.2% higher than the result recorded in the same period of 2004, due to a maintenance stoppage in the Camaçari unit in the previous year, which did not occur this year. The production was also 23.3% higher than in the previous quarter, showing a recovery of the production level as in the previous quarter we had supplying problems, due to a propylene specification and a temporary interruption related to raw material supply and to the production process at the Mauá and Camaçari units. The production accumulated in 1H05 was up 1.7% over 1H04.

✓ Average operating rate this quarter was 94.6%, versus 90.8% in the same period of 2004 and 76.7% in the previous quarter. The operating rate during this quarter was above the historical level for the period, and the operating rate accumulated in the first six months was 85.7%, 1.5 percentage points above 1H04.

✓ In 2Q05 Polibrasil recorded sales volumes of 139.5 thousand tons, a 9.2% drop in comparison to 2Q04 sales volume, but 26.6% higher in comparison to the sales volume recorded in the first quarter of the year. Such recovery was a result of the increase in sales volumes in the domestic market (+21.9%), and exports (+54.9%). Exports accounted for 17% of the total sales volume, versus 14% recorded in the previous quarter.


+ 26%
139.5
110.2
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0,000
1Q05
2Q05

- ✓ Polibrasil's gross margin was 9.0% in the quarter, a drop of 9.4 percentage points in comparison to the same period of 2004, mainly due to the increase in raw material costs, which was not fully passed on to the final product price.

- ✓ EBITDA margin of 5.7% represents a fall of 9.0 percentage points versus the same period of 2004.

Rio Polímeros

- ✓ Rio Polímeros (Riopol), an important investment of Suzano Petroquímica, is in the start-up process, implementing the final adjustments in the plant. The beginning of the ethylene production has been rescheduled for the second half of August, and the polyethylene production, for the beginning of September.
- ✓ Riopol will begin its production activities producing, in a reactor, low-density linear polyethylene, used for automatic food packing (grains, cereals and flour products) and frozen products. In another reactor, high-density polyethylene will be produced, a resin used for applications in grocery bags, fruit and vegetable bags, perforated rolls, and other uses.
- ✓ For more than two years, Rio Polímeros developed pre-marketing activities aiming at:
  1. creating a client portfolio able to absorb the future polyethylene production;
  2. introducing the "Riopol" brand to the market;
  3. creating customer loyalty;
  4. testing the distribution processes and channels;
  5. training its workforce; and
  6. obtaining deeper knowledge of the market's needs.
- ✓ As a result of this period, Riopol already enters the market with a portfolio of 300 customers concentrated in the South, Southeast and Central-West regions.
- ✓ Riopol sales volume in the quarter reached 9.9 thousand tons, as a result of its pre-marketing activities. This volume was 22.0% below the one of the same period of 2004 and 17.2% below the previous quarter, as a reflection of the conclusion of this stage. Pre-marketing products were already introduced to near 300 clients in these two years, making the brand known and consolidating its client portfolio, therefore preparing the beginning of its operations.
- ✓ Pre-marketing activities gross income in the quarter was R$1.9 million, a 42.5% drop versus the same period of 2004. Gross margin was 5.5%. The drop in gross income was an effect of the price increase of the polyethylene purchased for resale, which was not fully passed on to the resale price, therefore reducing the unit margin.
- ✓ The Company's net income was negative at R$1.4 million, an effect of the gross margin drop associated with the increase in fixed pre-marketing expenses during the period.
- ✓ **The results from the pre-marketing activities are not related to the Company's future results expectations, as they are exclusively a result of the purchase and sale of polyethylene.**

Politeno

- ✓ Politeno's production was 91.9 thousand tons in the quarter, 6.6% higher than the same period of 2004 and 9.2% higher in comparison to the previous quarter. This increase was a result of a larger ethane supply, and better productivity. The accumulated production in the year was 176.1 thousand tons, 20% above the figure recorded in 2004, due to the interruption for preventive maintenance services in the first quarter of that year.
- ✓ Average operating rate in the quarter was 102%, versus 96% in the same period of 2004 and 94% in the previous quarter. Average operating rate in the semester was 97.9%.

- ✓ Politeno recorded sales volumes of 88.6 thousand tons in the quarter, practically stable in comparison to the same period of 2004. Sales volumes in the quarter were directed to the export market, which represented 20% of total sales, versus 12% in 2Q04. The exports accomplished are in line with the Company's policy to maintain low inventories. Domestic market sales dropped 1.1% in comparison to the same period of 2004, and increased 3.2% versus the previous quarter, even with a weak demand from the domestic market.
- ✓ Politeno's gross margin was 16.7%, a drop of 3.9 percentage points in comparison to the same quarter of 2004. Higher exports, despite the increase in total sales, allowed the drop in the unit margin, thus reflecting a lower gross margin.
- ✓ Politeno's EBITDA margin was 8.8%, down by 6.3 percentage points in comparison to the EBITDA margin in 2Q04 and down by 7.8 percentage points in relation to 1Q05.

Petroflex

- ✓ Petroflex produced 80.5 thousand tons synthetic elastomers in 2Q05, volume 8.1% lower than the production recorded in the same period of 2004 and 11.4% lower than the previous quarter, mainly due to the market slowdown, which is resulting in sales decrease and therefore generating inventories and a drop in production. The production accumulated in the first six months of 2005 was 171.3 thousand tons, in line with 2004.
- ✓ Average operating rate this quarter was 79%, versus 96% in 2Q04, due to the previously explained reduction and also to the production expansion in the Cabo unit capacity (an additional 35 kta as of August 2004). Average operating rate for the first half of 2005 was 83.6%, versus 93.9% also explained by the aforementioned reduction.
- ✓ In 2Q05, Petroflex recorded sales volumes of 83.4 thousand tons, 3.3% lower than 2Q04 sales volume, but with a better value added product mix, increasing the price by 25%. Sales volume remained in line with the first quarter of the year, but with a higher exports volume, which represented 38% of the total volume sold, versus 27% in 2Q04 and 36% in 1Q05. The increase in exports sales is a reflection of the Company's globalization policy and the migration to products with better value added, which are demanded by the export markets. The decrease in domestic sales, 20.7% lower than 2Q04, is explained by the domestic market retraction and also by higher inventory levels held by clients.
- ✓ Gross margin was 22.0% in the quarter, 1.8 percentage points higher than the same period of 2004.
- ✓ EBITDA margin was 14.0% in the quarter, recording a 0.5 percentage point drop in comparison to 2Q04 and an 8.3 percentage points drop over the previous quarter.

Net Revenue

In 2Q05, the consolidated net revenue reached R$419.7 million, 4.6% higher than the one recorded in the same period of 2004. Such increase was mainly a result of higher average prices during the quarter, despite a slight 4.8% drop in total sales volume of our jointly controlled companies, especially Polibrasil. In this semester, net revenues were 15.3% higher than in the same period of 2004, despite the reduction of prices in reais during the second quarter of the year.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [1]	467.1	451.1	233.6	225.6	3.5
Politeno	296.0	295.0	103.6	103.1	0.5
Petroflex	353.6	296.6	71.1	59.7	19.2
Rio Polímeros	34.4	37.9	11.5	12.6	(9.3)
Total	-	-	**419.7**	**401.0**	**4.6**

(1) Polibrasil Participações S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [1]	870.9	788.3	435.5	394.1	10.5
Politeno	604.6	509.8	211.5	178.4	18.6
Petroflex	731.3	577.5	147.1	116.2	26.6
Rio Polímeros	77.7	67.4	25.9	22.5	15.2
Total	-	-	**820.0**	**711.2**	**15.3**

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's net revenue reached R$467.1 million, a 3.5% increase compared to the same period of 2004, despite the 9.2% drop in sales volume. The increase in revenues is a result of the 14% increase in average prices, mainly in the domestic market. Comparing to the previous quarter, higher sales volume contributed for the 16% increase in net revenues, offsetting the 8.6% drop in the average sales price. Export sales volume represented 16% of total volume in 1H05, versus an average of 15% in 1H04. Sales average price in 1H05 continues 23.9% higher than in the same period of 2004.

  Polibrasil's net revenues share in our result was 55.6% of our consolidated net revenue in the quarter and 53.1% in the half-year period, in comparison to 56.2% and 55.4%, respectively, in the same periods of 2004.

- **Rio Polímeros:** Riopol's net revenue reached R$34.4 million, a 9.3% drop in comparison to the same period of 2004, due to the decrease in pre-marketing sales volume, despite higher polyethylene prices.

  Riopol's share in our consolidated net revenues was R$11.5 million in the period, or 3.2% of our consolidated net revenues.

- **Politeno:** Politeno's net revenue reached R$296.0 million in the quarter, aligned to the same period of 2004, with prices and volumes at the same levels. The decrease in revenues by ton is due to higher export volumes, which are traded at lower average prices, despite the 3.5% increase in domestic sales prices. Exports represented 20% of the total sales volume, versus an average of 13% in 2004. Politeno's average sales price was 7% higher than the one recorded in the previous quarter, following international prices trend.

  Politeno was responsible for 24.7% of our consolidated net revenues in the quarter and for 25.8% in the first semester, versus 25.7% and 25.1%, respectively, in the same periods of 2004.

- **Petroflex:** Petroflex's net revenue reached R$353.6 million this quarter, 19.2% higher than the same period of 2004, due to the prices realignment policy, which increased its average prices by 25%, besides the larger participation of higher value-added products in the product mix, which offset the slight 3.3% sales volume drop. Performance products (higher added value) went up from 15% to 25% of total sales. Also as an effect of the prices realignment policy and sales mix improvement, accumulated net revenues in the semester totaled R$731.3 million, 26.6% above the figure recorded in the same period of 2004, even with the 6.4% decrease in 2Q05 revenues versus the previous quarter.

  Petroflex's participation in our consolidated net revenues reached R$71.1 million in 2Q05, or 14.9% of our consolidated net revenues.

Cost of Goods Sold - COGS

In 2Q05, consolidated COGS totaled R$365.2 million, a 12.3% increase in comparison to the same period of 2004, mainly explained by the increase in raw material costs during 2004 and during the quarter, despite lower sales volume. In comparison to the previous quarter COGS recorded a 15.3% increase, as a result of the price increases in the main raw materials, besides the 14% increase in consolidated sales volumes.

Cost of Goods Sold	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil (1)	425.2	368.3	212.6	184.1	15.5
Politeno	246.5	234.0	86.2	81.9	5.3
Petroflex	275.9	236.8	55.5	47.6	16.5
Rio Polímeros	32.5	34.7	10.8	11.6	(6.2)
Total	-	-	**365.2**	**325.3**	**12.3**

(1) Polibrasil Participações S.A.

Cost of Goods Sold	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil (1)	760.3	633.5	380.2	316.8	20.0
Politeno	480.7	404.2	168.2	141.4	18.9
Petroflex	542.5	473.8	109.1	95.3	14.5
Rio Polímeros	73.5	60.5	24.5	20.2	21.5
Total	-	-	**682.0**	**573.7**	**18.9**

(1) Polibrasil Participações S.A

- **Polibrasil:** In 2Q05 Polibrasil's COGS equaled R$425.2 million, a 15.5% increase compared to the same period of 2004 and a 26.9% increase over the previous quarter. This increase in comparison to the previous year is mainly explained by a considerable increase, of approximately 30%, in propylene costs and the increase in this quarter is due to the 26.6% sales volume increase and, in a smaller proportion, to the 2% increase in propylene costs.

  Polibrasil's COGS represented 58.2% of our consolidated COGS in 2Q05 and 55.7% versus 56.6% and 55.2% in the same periods of 2004.

- **Rio Polímeros:** Riopol's COGS, a result of the polyethylene purchase for resale, totaled R$ 32.5 million in the quarter, 6.2% lower than the same quarter of the previous year, due to the decrease in the sales volume, despite the increase in polyethylene prices.

  Riopol's share in our consolidated COGS this quarter amounted to R$10.8 million, representing 3.6% of our consolidated production costs.

- **Politeno:** Politeno's COGS reached R$246.5 million, 5.3% above the amount recorded in the same period of the previous year as a result of the increase in ethylene prices. Unitary costs, however, were 5.6% higher this quarter. In comparison to 1Q05, COGS also recorded an increase of 5.3%, due to the same factors mentioned previously.

  Politeno's cost of goods sold accounted for 23.6% of our consolidated COGS in 2Q05 and 24.7% in 2005, versus 25.2% and 24.7% in the same period of 2004.

- **Petroflex:** Petroflex's cost of goods sold in 2Q05 was R$275.9 million, 16.5% higher than 2Q04. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 52.2% in US dollar terms year-over-year, despite the decrease in sales volumes, generating a 20.4% increase in the unitary COGS. Other factors that impacted COGS the most were, besides higher butadiene costs, the increase in the styrene price and personnel and third-party expenses.

  Our participation in Petroflex's COGS reached R$55.5 million this quarter, equivalent to 14.6% of our consolidated COGS.

Gross Income

The Company's consolidated gross income reached R$54.5 million in 2Q05, and R$138.0 million year-to-date, corresponding to a 28.1% reduction in comparison to the gross income recorded in 2Q04 and in line with 1H04. Consolidated gross margin was 13.0% in the period, a 5.9 percentage points drop. This drop in gross income and gross margin reflects the results of our jointly controlled companies, which went up through a period of demand slowdown in the domestic economy and an increase in raw material costs, as follows:

Gross Margin %	2Q05	2Q04	Var. (p.p)	1H05	1H04	Chg. (p.p)
Polibrasil [1]	9.0	18.4	(9.4)	12.7	19.6	(6.9)
Politeno	16.7	20.6	(3.9)	20.5	20.7	(0.2)
Petroflex	22.0	20.2	1.8	25.8	18.0	7.8
Rio Polímeros	5.5	8.7	(3.2)	5.4	10.3	(4.9)

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's gross margin was 9.0%, a drop of 9.4 percentage points over the gross margin recorded in the same period of 2004 and 8.0 percentage points versus the previous quarter. Such drop can be explained by a higher unitary cost, mainly due to the increase in propylene costs, despite the higher resins prices in comparison to the same period of 2004.

- **Rio Polímeros:** Gross margin related to Riopol's products resale (pre-marketing) reached 5.5%, lower by 6.9 percentage points over the same period of 2004, due to the increase in PE purchase price that was not fully passed on to the Company's sale price.

- **Politeno:** Politeno's gross margin was 16.7%, down by 3.9 percentage points over 2Q04 and by 0.2 percentage point over the previous quarter. This drop in gross margin is a result of the unitary net revenue drop, despite the small decrease in unitary COGS.

- **Petroflex:** Petroflex's gross margin reached 22.0%, up 1.8 percentage point over 2Q04, as a reflection of the increase in the Company's price realignment policy and by the improvement in the product mix, despite the expressive increase in its main raw material costs.

Selling, General and Administrative Expenses - SG&A

In 2Q05, SG&A totaled R$38.8 million, a 15% hike over the same period of 2004. In comparison to the previous quarter, these expenses were only 4.5% lower. Such variation can be explained as follows:

- **Company:** In 2Q05, the parent company's SG&A reached R$4.2 million, a 22.8% hike when compared to 2Q04, mainly explained by higher expenses related to some changes in the organizational structure, including the creation of the investor relations and financial departments, previously placed at the holding, and also to higher expenses regarding consulting companies and research. The parent company's general and administrative expenses corresponded to 11.0% of the consolidated result.
- **Polibrasil:** Polibrasil's SG&A reached R$ 33.8 million, a 3.7% drop against the same period of 2004. This drop is explained by the reversion in the provision for bad credit in the amount of R$3.8 million, despite the increase in freight and personnel expenses. Polibrasil's participation in our SG&A expenses totaled R$16.5 million, or 42.4% of the consolidated result.
- **Rio Polímeros:** Riopol's SG&A went up by 40.5% versus the same period of 2004, totaling R$4.0 million, as a reflection of the increase in personnel, aiming to prepare Riopol for the operating stage, despite lower sales volumes in the quarter. Riopol's participation in the consolidated SG&A expenses was 4.0%, or R$1.3 million.
- **Politeno:** Politeno's SG&A reached R$28.4 million, recording a 36.7% increase against the same period of 2004. This increase was mainly due to the expenses related to the Brasilplast Fair that takes place every two years; to the increase in freight expenses for international market in the amount of R$2,133 thousand; provision for bad credit, in the amount of R$1,233 thousand; provision for possible losses related to labor suits in the amount of R$959 thousand; payment of tax assessment regarding Value-added Tax (ICMS) in the amount of R$772 thousand, among others. Politeno's SG&A represented 25.6% of the consolidated result, or R$9.9 million in the quarter.
- **Petroflex:** Petroflex's SG&A reached R$32.5 million, a 56.4% increase versus the same period of 2004, mainly due to the increase in freight expenses, and to the increase in exports volume, increase in taxes and charges, besides the increase in personnel and third-party expenses. Our participation in Petroflex's selling, general and administrative expenses totaled R$6.5 million, equivalent to 16.8% of the consolidated result.

EBITDA

The Company's consolidated EBITDA reached R$27.4 million, a 48.9% drop in relation to 2Q04 and a 49.4% reduction versus the previous quarter. This reduction is mainly explained by lower gross margins of our jointly controlled companies and by the increase in selling expenses. EBITDA margin was 6.5% this quarter, 6.9 percentage points lower than the margin recorded in the same period of 2004.


Consolidated Ebitda Evolution
(R$ million)
100
75
50
25
0
20%
15%
10%
5%
0%
14.5%
13.4%
14.2%
17.5%
13.5%
6.5%
45.0
53.6
63.6
79.0
54.2
27.4
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Ebitda
Margem

EBITDA	Total			Suzano Petroquímica's Participation	
R$ million	2Q05	2Q04	Chg. %	2Q05	2Q04
Polibrasil [1]	26.7	66.5	(59.8)	13.4	33.2
Politeno	26.2	44.8	(41.5)	9.2	15.7
Petroflex	49.6	43.2	14.8	10.0	8.7
Rio Polímeros	(2.1)	0.5	-	(0.7)	0.2

(1) Polibrasil Participações S.A.

EBITDA	Total			Suzano Petroquímica's Participation	
R$ million	1H05	1H04	Chg. %	1H05	1H04
Polibrasil [1]	76.7	129.3	(40.7)	38.3	64.7
Politeno	77.4	77.6	(0.2)	27.1	27.2
Petroflex	133.7	74.4	79.6	26.9	15.0
Rio Polímeros	(4.4)	2.2	-	(1.5)	0.7

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's EBITDA margin was 5.7%, a 9.0 percentage points drop in relation to 2Q04. This margin decrease is a reflection of higher unitary production cost and of the higher exports volume, therefore reducing the unitary margin. The EBITDA margin was also 6.7 percentage points lower than the previous quarter, as a result of a small drop at average sales prices associated to the unitary production cost increase.
- **Riopol:** Riopol had a negative EBITDA of R$2.1 million in the 2Q05, which is an expected result to the pre-marketing activity, that consists of reselling third parties' products. The cash generation in the 2Q04 of R$0.5 million was only possible due to the favorable market conditions.
- **Politeno:** Politeno's EBITDA margin was 8.8%, a 7.8 percentage points drop in comparison to 2Q04. This margin reduction is a result of lower average sales price, and of the increase in the exports volume, which together generated the decrease in unitary margin and also from the increase of selling expenses.
- **Petroflex:** Petroflex's EBITDA margin was 14.0%, a 0.5 percentage point drop in comparison to 2Q04. This decrease can be explained by higher production costs, due to the increase in raw material costs, in addition to a strong increase in selling expenses.

Net Financial Result

In 2Q05, our consolidated net financial result was positive at R$10.1 million, versus a negative R$13.8 million result in the same period of 2004, mainly due to the positive impact of the real appreciation on the US dollar-denominated debt of our jointly controlled companies, despite the negative result on the cash of our Suzanopar Ltd. overseas. Suzanopar's cash is being reduced in the last months, from US$38.9 million on June 30, 2004 to US$14.3 at the end of this quarter, due to investments made in the Riopol project and the funding internalization policy adopted by the company.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Income Tax and Social Contribution

In the quarter, the consolidated income tax and social contribution were R$7.1 million, compared to the income tax and social contribution of R$6.4 million in the same period of 2004. +Despite the higher income before income tax recorded in 2Q04, taxable income in the quarter was lower, due to the negative exchange rate variation of R$5.3 million in the quarter at Suzanopar, versus a positive exchange rate variation of R$8.9 million in 2Q04, both not taxable.

Net Income/Loss for the Period

In 2Q05, consolidated net income was R$14.4 million, in comparison to R$25.9 million in the same period of 2004, a 44.3% decrease. Lower net income is a result of the operating income drop of our jointly controlled companies during the quarter.

Cash and Debt

Consolidated net debt, on June 30, 2005, reached R$609.8 million, in comparison to a net debt of R$598.0 million in March of this year, recording a 2.0% increase in the period. Such expansion is a result of a decreased cash generation by Suzanopar Petroquímica Ltd., due to the real appreciation in the period, and to the slight increase in Polibrasil's net debt (+3.0%), resulting from the working capital shortage, despite the positive effect from Petroflex's net debt (-6.4%) and from Riopol (-2.2%), also as a result of the real appreciation.

Suzano Petroquímica's consolidated net debt /EBITDA ratio was 2.7x versus 2.4x in March 2005, as a combined effect of the EBITDA decrease in the last 12 months and the small increase in the consolidated total debt. The consolidated net debt includes Riopol's debt as a balancing item for its cash generation.

Recent Events

- ✓ On June 20, Suzano Petroquímica and Basell International Holdings reached an agreement for the sale of Basell's entire shareholding interest at Polibrasil Participações S.A., Polibrasil Resinas S.A.'s indirect controlling group.
- ✓ On June 23, Riopol's Duque de Caxias (RJ) unit hosted its inauguration ceremony, with an annual production capacity of 540 thousand tons of polyethylene. Riopol is the first company to use natural gas fractions as petrochemical raw material (ethane and propane), integrating cracking and resin production processes (ethylene and polyethylene production in the same complex).
- ✓ On July 25, 2005 the definitive and binding agreement for the sale of the entire shareholding interest of Basell International Holdings at Polibrasi Participações by Suzano Petroquímica was signed. The amount to be paid for Basell's shares, net of the polypropylene compounding business, is US$253.8 million. The conclusion of the deal should be until the end of August.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- FEDERAL TAXPAYERS CODE	4- CLASSIFICATION	5- SHARE OF CAPITAL %	6-RELEVANCE ON COMPANY'S EQUITY %	7-TYPE OF COMPANY	8-QUANTITY OF SHARES OWNED CURRENTLY (IN THOUSANDS)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSANDS)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	81.14	1	663,116	663,116
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	17.09	1	144.376	144,376
3	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	26.91	1	120,606	120,606
4	POLIPROPILENO S/A	13.604.087/0001-58	5	98.11	28.10	1	121,530,186	121,530,186
5	POLITENO INDÚSTRIA E COMÉRCIO S.A.	13.603.683/0001-13	5	33.89	16.90	1	22,418,888	22,418,888
6	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	40.70	1	352,001	342,618

4 - CLASSIFICATION:

1- PUBLIC OWNED SUBSIDIARY
2- PUBLIC OWNED AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INDIRECT SUBSIDIARY/AFFILIATE

7 - TYPE OF COMPANY:

1- COMMERCIAL, MANUFACTURING AND OTHER
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

16.01 - OTHER RELEVANT INFORMATION

In compliance with the Regulation on Differentiated Practices of Corporate Governance (Level 2), we present below the following information:

1) Stock position of every investor or shareholder with more than 5% of voting capital, either directly or indirectly, including individuals, as of June 30, 2005.

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Suzano Holding S.A.	97,365,154	99.99%	9,246,794	7.15%	106,611,948	47.03%
Other	10,292	0.01%	120,073,140	92.85%	120,083,432	52.97%
Total	97,375,446	100.00%	129,319,934	100.00%	226,695,380	100.00%

COMPOSITION OF CAPITAL STOCK - SUZANO HOLDING S.A.
CAPITAL STOCK - R$1,260,000,000.00

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
FANNY FEFFER	15,843,787	27.50%	12,311,433	25.15%	28,155,220	26.42%
BETTY V. FEFFER	12,958,830	22.50%	10,952,396	22.37%	23,911,226	22.44%
DANIEL FEFFER	7,199,345	12.50%	5,871,697	11.99%	13,071,042	12.27%
DAVID FEFFER	7,199,345	12.50%	5,845,058	11.94%	13,044,403	12.24%
JORGE FEFFER	7,199,345	12.50%	5,842,465	11.93%	13,041,810	12.24%
RUBEN FEFFER	7,199,345	12.50%	5,840,016	11.93%	13,039,361	12.24%
Other	3		2,296,935	4.69%	2,296,938	2.16%
Total	57,600,000	100.00%	48,960,000	100.00%	106,560,000	100.00%

2) Stock position of the Company's management bodies and controlling shareholders, as of June 30, 2005:

COMPOSITION OF CAPITAL STOCK - SUZANO PETROQUIMICA S.A.
CAPITAL STOCK - R$826,282,910.44

Stockholders	Common		Preferred		Total	
	Quantity of Shares	%	Quantity of Shares	%	Quantity of Shares	%
Controlling shareholders	97,375,446	100.0	68,246,744	52.77	165,620,190	73.06
Supervisory board	-	-	214,786	0.17	214,786	0.09
Fiscal council	-	-	11,360	0.01	11,360	0.01
Board of directors	-	-	2,994	-	2,994	-
Others	-	-	60,846,050	47.05	60,846,050	26.84
TOTAL	97,375,446	100.00	129,319,934	100.00	226,695,380	100.00

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

3) We inform that, as of June 30, 2005, the Company had 61,073,190 shares outstanding in the market, equivalent to 26.94% of its total capital.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company") and subsidiaries, consisting of the balance sheet as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended, explanatory notes and the performance report, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly--controlled subsidiary Rio Polímeros S.A. for the quarter ended June 30, 2005, whose investment amounts to R$405,853 thousand and represents 40.2% of the Company's assets, whose assets represent 45.5% of total consolidated assets, and generated an equity loss of R$974 thousand in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, consolidated assets and liabilities and results of operations, and amounts included in explanatory notes to the quarterly financial statements, compiled from the financial statements of this jointly-controlled subsidiary, is based on the report of these auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The statement of cash flows for the quarter ended June 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review, is fairly stated, in all material respects, in relation to the quarterly financial statements taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2005 and the statements of income for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, and issued unqualified review reports thereon, dated May 2, 2005 and August 4, 2004, respectively.

São Paulo, August 3, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,896	28,424	18,557	33,980
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(163)	(428)	(593)	(1,161)
3.06.03	FINANCIAL	1,322	1,756	491	463
3.06.03.01	INTEREST INCOME	1,514	2,091	601	759
3.06.03.02	INTEREST EXPENSE	(192)	(335)	(110)	(296)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	9,737	27,096	18,659	34,678
3.07	OPERATING RESULT	10,896	28,424	18,557	33,980
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	10,896	28,424	18,557	33,980
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(355)	(462)	(25)	(25)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,541	27,962	18,532	33,955
	QUANTITY OF SHARES (except treasury shares - in thousands)	663,116	663,116	629,703	629,703
	INCOME PER SHARE	0.01590	0.04217	0.02943	0.05392
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	7,728	21,090	10,775	19,115
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(232)	(495)	(247)	(464)
3.06.03	FINANCIAL	34	120	100	146
3.06.03.01	INTEREST INCOME	89	176	153	204
3.06.03.02	INTEREST EXPENSE	(55)	(56)	(53)	(58)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	7,926	21,465	10,922	19,433
3.07	OPERATING INCOME	7,728	21,090	10,775	19,115
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	7,728	21,090	10,775	19,115
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	7,728	21,090	10,775	19,115
	QUANTITY OF SHARES (except treasury shares - in thousands)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.05353	0.14608	0.07463	0.13240
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	18,166	30,063	10,744	31,469
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(8)	(162)	(5)	(39)
3.06.03	FINANCIAL	(17)	(36)	(9)	(18)
3.06.03.01	INTEREST INCOME	0	0	0	0
3.06.03.02	INTEREST EXPENSE	(17)	(36)	(9)	(18)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	18,191	30,261	10,758	31,526
3.07	OPERATING INCOME	18,166	30,063	10,744	31,469
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	18,166	30,063	10,744	31,469
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	18,166	30,063	10,744	31,469
	QUANTITY OF SHARES (except treasury shares - in thousands)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.07531	0.12463	0.04454	0.13046
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2005 TO 06/30/2005	4- FROM 01/01/2005 TO 06/30/2005	5- FROM 04/01/2004 TO 06/30/2004	6- FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE (SALES AND SERVICES)	46,505	105,018	51,271	90,346
3.02	DEDUCTIONS OF GROSS REVENUE	(12,094)	(27,322)	(13,329)	(22,910)
3.03	NET REVENUE (SALES AND SERVICES)	34,411	77,696	37,942	67,436
3.04	COST OF GOODS AND SERVICES SOLD	(32,522)	(73,530)	(34,657)	(60,500)
3.05	GROSS PROFIT	1,889	4,166	3,285	6,936
3.06	OPERATING EXPENSES/REVENUES	(3,911)	(8,511)	(2,811)	(4,709)
3.06.01	SELLING EXPENSES	(3,983)	(8,621)	(2,835)	(4,774)
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	72	110	24	65
3.06.03.01	INTEREST INCOME	78	154	39	85
3.06.03.02	INTEREST EXPENSE	(6)	(44)	(15)	(20)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	(2,022)	(4,345)	474	2,227
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(2,022)	(4,345)	474	2,227
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(161)	(759)
3.11	DEFERRED INCOME TAX	667	1,423	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(1,355)	(2,922)	313	1,468
	QUANTITY OF SHARES (except treasury shares - in thousands)	1,056,002	1,056,002	872,531	872,531
	INCOME PER SHARE			0.00036	0.00168
	LOSS PER SHARE	(0.00128)	(0.00277)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

19.01 - DESCRIPTION OF INFORMATION CHANGED

Table 16.01: complementation of Company information, in compliance with the regulation on Differentiated Practices of Corporate Governance (Level 2).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

INDEX